UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VNUS MEDICAL TECHNOLOGIES, INC.

(Name of Subject Company)

VNUS MEDICAL TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

928566108

(CUSIP Number of Class of Securities)

Brian E. Farley

President and Chief Executive Officer

5799 Fontanoso Way

San Jose, California 95138

(408) 360-7200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is VNUS Medical Technologies, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 5799 Fontanoso Way, San Jose, California 95138. The telephone number of the Company’s principal executive office is (408) 360-7200.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”). As of May 13, 2009, there were 16,234,156 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Covidien Delaware Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), to purchase all of the outstanding shares of Common Stock (“Shares”), at a purchase price of $29.00 per Share, net to the seller thereof in cash, without interest thereon (the “Consideration”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 18, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 18, 2009. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 7, 2009, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Company as treasury stock, any Shares owned by Parent or Purchaser, and any Shares owned by stockholders who have perfected their statutory rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon equal to the Consideration, less any required withholding taxes. The Merger Agreement is summarized in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for VNUS” of the Offer to Purchase.

Parent has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of Parent are located at 3b Bld Prince Henri, L-1724, Luxembourg, and the principal executive offices of Purchaser are located at 15 Hampshire Street, Mansfield, MA 02048.

Information relating to the Merger can be found on the Company’s website at www.vnus.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, the Information Statement (“Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex I and is incorporated by reference herein, and in the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 17, 2009 (the “Proxy Statement”), as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the board of directors of the Company (the “Company Board”) as set forth in Item 4 below under the heading “Recommendation of the Company Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement, that may present them with certain conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below under the heading “Background and Reasons for the Company Board’s Recommendation.”

Director and Officer Indemnification and Insurance.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its amended and restated bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. In addition, the Company may advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted. In the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses, and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Company also has entered into indemnification agreements with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, Parent has agreed not to cause a change in the Charter or Bylaws of the Surviving Corporation or in the organizational documents of any of its subsidiaries in a manner that would materially and adversely affect the rights of indemnification or exculpation thereunder in favor of the individuals who on or prior to the time at which Purchaser first accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”) were directors or officers of the Company or any of its subsidiaries in respect of actions or omissions occurring on or prior to the Acceptance Time, until the sixth anniversary of the Acceptance Time, unless required by law.

The Merger Agreement further provides that, through the sixth anniversary of the Effective Time, the Surviving Corporation shall either maintain the current policies of the directors’ and officers’ liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time (the “Existing D&O Policy”) or purchase and maintain for its full term a six-year extended reporting period endorsement with respect to the Existing D&O Policy (a “D&O Tail”). In lieu of the foregoing, however, Parent will have the right to purchase a substitute policy with the same coverage limits and substantially similar terms as the proposed D&O Tail. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 200% of the last annual premium paid prior to the Effective Time by the Company for such insurance.

Consideration for Shares Tendered Pursuant to the Offer.

If the directors and executive officers of the Company (and their affiliated trusts) who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of May 13, 2009, the directors and executive officers of the Company beneficially owned, in the aggregate, 222,341 Shares, which for purposes of this subsection excludes (i) any Shares issuable upon exercise of stock options or settlement of restricted stock units held by such individuals and (ii) with respect to Brian E. Farley, the Company’s President and Chief Executive Officer, 19,998 Shares held by his children. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and officers (and their affiliated trusts) would receive an aggregate of $6,447,889 in cash, without interest, less any required withholding taxes. For a description of the treatment of stock options and restricted stock units held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options and Restricted Stock Units.”

The following table sets forth, as of May 13, 2009, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Shares		Consideration Payable in Respect of Shares
Brian E. Farley	125,433	(1)	$3,637,557
Peter Osborne	5,945		$172,405
Kirti Kamdar	2,496		$72,384
Mohan Sancheti	16,362		$474,498
Mark Saxton	13,855		$401,795
William Franklin	4,500		$130,500
Guido Smeets	—		—
Donald Todd	3,750		$108,750
W. James Fitzsimmons	13,250		$384,250
Lori M. Robson	21,000		$609,000
Edward W. Unkart	5,250		$152,250
Michael J. Coyle	5,250		$152,250
Gregory T. Schiffman	5,250		$152,250

(1)	Does not include an aggregate of 19,998 Shares held by Mr. Farley’s children.

Effect of the Merger on Stock Options and Restricted Stock Units.

In accordance with the terms of the Company’s severance plan for management and key employees, as amended from time to time (the “Severance Plan”), if any member of the Severance Group (as defined below) is terminated “without cause” or terminates employment for “good reason” within two years of the consummation of the Offer, then as of such termination, each outstanding stock option and restricted stock unit then held by such member of the Severance Group will fully vest and become exercisable, as applicable.

Pursuant to the Merger Agreement, each outstanding stock option award under the Company’s Amended and Restated 2000 Equity Incentive Plan (the “2000 Plan”) or the Company’s 1995 Stock Plan, as amended (each, a “Company Option Plan”), without regard to the extent then vested or exercisable, will be cancelled at the Effective Time in exchange for an amount in cash equal to the product of the excess, if any, of the per share Consideration over the per share exercise price of such stock option, and the number of Shares subject to such stock option. Each outstanding restricted stock unit granted under a Company Option Plan will become fully vested (provided, however, that only 1,250 of the 5,000 restricted stock units to be granted in 2009 pursuant to the 2000 Plan to each of the independent directors of the Company Board and which are outstanding immediately prior to the Effective Time, will become vested), and each outstanding restricted stock unit, whether vested or unvested, will be cancelled at the Effective Time in exchange for an amount in cash equal to the product of the per share Consideration and the number of Shares into which the vested portion of such restricted stock unit would otherwise be convertible. All outstanding and unexercised stock options and restricted stock units held by the directors and executive officers of the Company as of May 13, 2009 are expected to be cancelled and converted in accordance with the foregoing.

The following table sets forth, as of May 13, 2009, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding stock options and restricted stock units at the Effective Time, pursuant to the Merger Agreement.

Name	Consideration Payable in Respect of Stock Options	Consideration Payable in Respect of Restricted Stock Units		Total
Brian E. Farley (1)	$8,135,282	$3,490,150		$11,625,432
Peter Osborne (1)	$612,000	$1,203,500		$1,815,500
Kirti Kamdar (1)	$872,820	$928,000		$1,800,820
Mohan Sancheti (1)	$875,903	$921,330		$1,797,233
Mark Saxton (1)	$287,066	$856,950		$1,144,016
William Franklin (1)	$713,575	$746,750		$1,460,325
Guido Smeets (1)	$664,000	$609,000		$1,273,000
Donald Todd (1)	$632,500	$630,750		$1,263,250
W. James Fitzsimmons	$107,550	$58,000	(2)	$165,550
Lori M. Robson	$427,788	$58,000	(2)	$485,788
Edward W. Unkart	$939,560	$58,000	(2)	$997,560
Michael J. Coyle	$808,160	$58,000	(2)	$866,160
Gregory T. Schiffman	$258,660	$58,000	(2)	$316,660

(1)	Assumes that such individual’s employment is not terminated without cause or for good reason after the consummation of the Offer but before the Effective Time.

(2)	Includes the payment, pursuant to the Merger Agreement, of Consideration in respect of 1,250 of the 5,000 restricted stock units to be granted to such individual on May 20, 2009 in accordance with the 2000 Plan.

Severance Plan.

The Company has adopted the Severance Plan, pursuant to which certain employees of the Company, including its executive officers, Brian E. Farley, its President and Chief Executive Officer, Peter Osborne, its Chief Financial Officer and Vice President of Finance and Administration, Kirti Kamdar, its Senior Vice President of Research and Development, Mohan Sancheti, its Senior Vice President of Manufacturing, Mark Saxton, its Vice President of U.S. Sales, William Franklin, its Vice President of Regulatory Affairs and Quality Assurance, Guido Smeets, its Chief Medical Officer and Vice President of Clinical Research and Donald Todd, its Vice President of Marketing (collectively, the “Severance Group”), are entitled to receive specified benefits if they are terminated “without cause” or if they terminate employment for “good reason” within two years following a “change of control” of the Company, as each of these terms are defined in the Severance Plan. Assuming the minimum tender condition required to be met under the Merger Agreement is satisfied, the consummation of the Offer will constitute a “change of control” under the Severance Plan, as Purchaser will have acquired more than 50% of the combined voting power of the securities of the Company, and a qualifying termination of employment within two years thereafter will give rise to such benefits, the scope of which will depend on whether such qualifying termination of employment occurs within the first year, or between the first and second years, following the consummation of the Offer. A summary of the Severance Plan is set forth in the “Employment Contracts, Termination of Employment and Change in Control Agreements” section of the Information Statement attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein. The description of the Severance Plan is qualified in its entirety by reference to the Severance Plan filed as Exhibit (e)(3) hereto, which is incorporated herein by reference.

The following table sets forth, as of May 13, 2009, the cash consideration that each member of the Severance Group would receive in accordance with the terms of the Severance Plan, if such individual’s employment were terminated “without cause” or such individual terminated employment for “good reason” within two years following the consummation of the Offer:

Termination or Change in Control Payments Termination Within One Year After Change in Control

Name	Lump Sum Severance Salary Payment	Lump Sum Severance Bonus Payment	Continuation of Health Benefits	Accelerated Vesting of Stock Options Granted (1)(2)	Accelerated Vesting of Restricted Stock Units Granted (1)(3)	Total
Brian E. Farley	$900,000	585,000	18,540	164,120	3,490,150	$5,157,810
Peter Osborne	$293,000	117,200	5,244	433,500	1,203,500	$2,052,444
Kirti Kamdar	$271,000	108,400	13,020	395,250	928,000	$1,715,670
Mohan Sancheti	$248,000	99,200	18,540	293,124	921,330	$1,580,194
Mark Saxton	$193,000	160,000	19,584	92,844	856,950	$1,322,378
William Franklin	$217,000	86,800	13,020	402,255	746,750	$1,465,825
Donald Todd	$252,000	100,800	5,328	474,375	630,750	$1,463,253
Guido Smeets	$225,000	90,000	18,540	664,000	609,000	$1,606,540

Termination or Change in Control Payments

Termination Between One and Two Years After Change in Control

Name	Lump Sum Severance Salary Payment	Lump Sum Severance Bonus Payment	Continuation of Health Benefits	Accelerated Vesting of Stock Options Granted (4)	Accelerated Vesting of Restricted Stock Units Granted (4)	Total
Brian E. Farley	$450,000	292,500	12,360	—	—	$754,860
Peter Osborne	$196,310	78,524	3,496	—	—	$278,330
Kirti Kamdar	$181,570	72,628	8,680	—	—	$262,878
Mohan Sancheti	$166,160	66,464	12,360	—	—	$244,984
Mark Saxton	$129,310	107,200	13,056	—	—	$249,566
William Franklin	$145,390	58,156	8,680	—	—	$212,226
Donald Todd	$168,840	67,536	3,552	—	—	$239,928
Guido Smeets	$150,750	60,300	12,360	—	—	$223,410

(1)	Assumes qualifying termination of employment is after the consummation of the Offer but before the Effective Time. If qualifying termination of employment is after the Effective Time and no Parent stock options or restricted stock units are granted after the Effective Time to such individuals, there will be no acceleration of vesting upon such qualifying termination of employment, because all Company stock options and restricted stock units will be cashed out at the Effective Time.

(2)	Includes only the acceleration of unvested stock options as of May 13, 2009. Calculated as the intrinsic value per option, multiplied by the number of unvested options that become immediately vested upon a qualifying termination of employment. The intrinsic value per option is calculated as the excess of the aggregate Consideration assuming $29.00 per Share for the Shares underlying the option over the exercise price of the option.

(3)	Calculated as the intrinsic value per restricted stock unit, assuming Consideration of $29.00 per Share, multiplied by the number of restricted stock units that become immediately vested upon a qualifying termination of employment.

(4)	Assumes that all Company stock options and restricted stock units are cashed out at the Effective Time and no Parent stock options or restricted stock units are granted after the Effective Time to such individuals.

Employment Agreements Following the Merger.

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation. Parent has informed the Company that it currently intends to retain certain members of the Company’s management team following the Effective Time. As part of these retention efforts, Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with the Company’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the Effective Time and would not become effective until the Effective Time.

Representation on the Company Board.

The Merger Agreement provides that, promptly upon the payment by Purchaser for any Shares accepted by Purchaser for payment pursuant to the Offer at the Acceptance Time, which Shares represent at least a majority of the issued and outstanding Shares pursuant to the Offer, Parent will be entitled to designate such number of directors on the Company Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this provision) multiplied by (ii) the percentage that (a) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Parent, Purchaser or any other subsidiary of Parent bears to (b) the number of such Shares outstanding. If requested by Parent, the Company will also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each of the Company’s subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent required by applicable law or stock exchange rules. The Company has agreed, subject to applicable law, to take all action requested by Parent necessary to effect any such election or appointment, including, at the option of Parent, either increasing the size of the Company Board or obtaining the resignations of such number of its current directors, or both.

The Merger Agreement further provides that in the event that Parent’s designees are elected or appointed to the Company Board, until the Effective Time, the Company Board will have at least three directors who were directors on May 7, 2009 and who are not officers of the Company (the “Continuing Directors”). If Parent’s designees to the Company Board constitute at least a majority thereof after the Acceptance Time and prior to the Effective Time, each of the following actions may be effected only if such action is approved by a majority of the Continuing Directors (or by the sole Continuing Director, if there be only one, or by the majority of the entire Company Board, if there be no Continuing Directors due to such persons’ deaths, disabilities or refusal to serve): (i) amendment or termination of the Merger Agreement by the Company, (ii) exercise or waiver of any of the Company’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect holders of Shares other than Parent or Purchaser, (iii) amend the Charter or the Bylaws, or (iv) take any other action of the Company Board under or in connection with the Merger Agreement or the transactions contemplated thereby.

Director Compensation.

Effective January 1, 2009, each non-employee director is paid a $30,000 annual retainer, with the exception of the Chair of the Company Board, who is paid an annual retainer of $42,000. The Chair of the Audit Committee is paid an additional annual retainer of $20,000 and the other Audit Committee members are paid an additional annual retainer of $10,000. The Chair of the Compensation Committee is paid an additional annual retainer of $13,000 and the other Compensation Committee members are paid an additional annual retainer of

$7,000. The Chair of the Governance and Nominating Committee is paid an additional $5,000 annual retainer and the other Governance and Nominating Committee members are paid an additional $3,000 annual retainer. All of the foregoing annual retainers are paid in quarterly installments.

Effective January 1, 2009, each new non-employee director is granted an initial option upon appointment or election to the Company Board to purchase 9,000 Shares and an initial grant of 3,000 restricted stock units, which vest in three equal, yearly installments so that the option and restricted stock units are fully vested three years after the grant date. Each non-employee director is also automatically granted 5,000 restricted stock units at each annual meeting of stockholders as of which such director continues to serve that is at least six months after their initial option and restricted stock unit grant, which vest in four, equal, consecutive, quarterly installments so that such restricted stock units are fully vested one year after the grant date.

Executive Compensation.

The key elements of the Company’s executive compensation program generally include base salary, cash bonus and equity incentive compensation in the form of stock options and restricted stock units, which are awarded through the Company’s equity incentive plans. The Company has adopted a severance plan for management and key employees to provide benefits if such employees are terminated without cause or if they terminate employment for good reason within a specified period of time following a change of control of the Company. See “Severance Plan” section above for further details of the severance plan for management and key employees.

Arrangements with Purchaser and Parent.

Merger Agreement.

The summary of the Merger Agreement contained in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for VNUS” of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 “Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement contains representations and warranties that the Company, Parent and Purchaser have made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the parties rather than establishing matters as facts.

In connection with the entry into the Merger Agreement by the parties thereto, Covidien International Finance S.A., a Luxembourg corporation and the direct parent entity of Parent (“CIFSA”), executed a guaranty (the “Guaranty”). Pursuant to the Guaranty, CIFSA has agreed to guarantee the full performance and payment by Parent of its covenants, obligations and undertakings pursuant to or otherwise in connection with the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby. This summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the Guaranty which is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Confidentiality and Standstill Agreement.

On February 3, 2009, the Company and Tyco Healthcare Group LP d/b/a Covidien, a Delaware limited partnership and an affiliate of Parent and Purchaser, entered into a Confidentiality and Standstill Agreement (the “Confidentiality Agreement”) in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to certain “standstill” provisions for the protection of the Company. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Tender and Voting Agreements.

The summary of the tender and voting agreements, dated as of May 7, 2009, by and between Parent, the Purchaser and each of the Company’s directors and officers (the “Tender and Voting Agreements”) contained in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for VNUS—Tender and Voting Agreements” of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender and Voting Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

280G Letter Agreements.

On May 7, 2009, Parent entered into a 280G Excise Tax Agreement (each, a “280G Letter Agreement”) with each of Brian E. Farley and Peter Osborne (each, a “280G Executive”). Each 280G Letter Agreement provides that if the payments made to the applicable 280G Executive pursuant to the Merger Agreement would subject such 280G Executive to an excise tax imposed as a result of Section 4999 of the Internal Revenue Code of 1986, as amended, then such 280G Executive will be entitled to receive an additional gross-up payment from Parent, such that the net amount retained by such 280G Executive after the payment of such excise tax and all federal, state and local income tax, employment tax and excise taxes on such gross-up payment shall be equal to the payments that such 280G Executive would otherwise have received pursuant to the Merger Agreement, provided that Parent will not be required to make a gross-up payment to such 280G Executive in excess of $1,750,000 in the case of Brian E. Farley and $500,000 in the case of Peter Osborne. The foregoing description of the 280G Letter Agreements is qualified in its entirety by reference to the 280G Letter Agreements filed as Exhibits (e)(6) and (e)(7) hereto, which are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on May 7, 2009, the Company Board unanimously: (i) determined that the Offer and the Merger are in the best interests of the Company and its stockholders and declared the Merger Agreement advisable; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

Based on the foregoing, the Company Board hereby recommends that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation and a joint press release, dated May 8, 2009, issued by the Company and Covidien Ltd., a company organized under the laws of Bermuda and parent company of CIFSA and Parent, announcing the Offer and Merger, are included as Annex III and Exhibit (a)(5) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

The Company continually evaluates strategic alternatives to strengthen its business and deliver long-term value to its stockholders as part of its ongoing evaluation of the market for its services and its competitive position within its industry. With the knowledge and consent of the Company Board, the Company’s senior management team has, from time to time, had discussions with third parties about the possibility of pursuing potential business combinations or strategic transactions. Mr. Brian Farley, the President and Chief Executive Officer of the Company, kept the Company Board apprised of such discussions. For purposes of this Schedule 14D-9, references to “Covidien” include Covidien Ltd. and its subsidiaries, unless otherwise noted.

On December 18, 2008, Mr. Farley received a telephone call from Mr. José Almeida, the President of Covidien Ltd.’s Medical Devices Sector, in which Mr. Almeida suggested that he meet with Mr. Farley to discuss exploring a business relationship between Covidien and the Company. Following this conversation, Messrs. Farley and Almeida, together with Ms. Amy Wendell, Covidien Ltd.’s Senior Vice President—Strategy and Business Development, scheduled a meeting for January 12, 2009.

On January 12, 2009, Messrs. Farley and Almeida and Ms. Wendell met at the Grand Hyatt Hotel in San Francisco during JP Morgan’s Annual Healthcare Conference. At this meeting, Mr. Almeida and Ms. Wendell indicated to Mr. Farley that Covidien was interested in exploring a potential transaction with the Company. Mr. Farley suggested that they continue discussions at a later date.

On January 22, 2009, Mr. Farley sent a draft nondisclosure agreement to Ms. Wendell for execution on behalf of Covidien as a condition to Covidien’s receipt of nonpublic information regarding the Company.

On February 2, 2009, Mr. Farley updated the Company Board on his recent discussions with Covidien.

After negotiations between Covidien’s in-house legal counsel and Latham & Watkins LLP, legal counsel to the Company, the parties executed the Confidentiality Agreement on February 3, 2009.

On February 4, 2009, Ms. Wendell sent a list of preliminary due diligence requests to Mr. Farley. The parties agreed to meet on February 11, 2009 to discuss these questions. In the meantime, the Company began to make due diligence materials available to Covidien.

On February 9, 2009, Mr. Almeida called Mr. Farley to reiterate Covidien’s desire to pursue a business combination with the Company and also to introduce Mr. Farley to other members of the Covidien team who would be assisting in evaluating such a transaction.

On February 11, 2009, Mr. Farley met with Mr. Matthew Bastardi, Covidien’s Vice President of Business Development and Licensing, Patient Care and Safety Products, Mr. Dennis Crowley, Covidien’s Vice President, Corporate Development & Licensing, and Mr. Jeff Hunt, Covidien’s President, Patient Care and Safety Products, to provide them with an overview of the Company, its products and recent financial performance as well as to deliver to them responses to the diligence request list previously submitted by Ms. Wendell.

On February 16, 2009 Mr. Farley provided additional information to Messrs. Bastardi, Crowley, and Hunt in response to the February 4, 2009 diligence request.

On February 23 and 25, 2009, Messrs. Farley and Bastardi discussed certain follow-up questions posed by Mr. Bastardi.

During late February 2009 and in light of Mr. Farley’s recent discussions with members of Covidien’s senior management, Mr. Farley, with the consent of the Company Board, invited two investment banking firms with relationships with the Company to meet with the Company Board to review the Company’s market position and to discuss possible strategic alternatives available to the Company. These presentations occurred in successive meetings with the Company Board on March 2, 2009.

Between March 2, 2009 and March 9, 2009, Messrs. Farley and Bastardi discussed follow-up questions posed by Mr. Bastardi.

On March 13, 2009, the Company retained one of the previously referenced investment banking firms, Piper Jaffray & Co. (“Piper Jaffray”), to act as the Company’s financial advisor in connection with an exploration of possible strategic alternatives for the Company. The Company’s retention of Piper Jaffray was considered to be appropriate in light of the Company’s prior experience with Piper Jaffray in connection with the Company’s initial public offering, as well as Piper Jaffray’s deep knowledge of the Company and its business and Piper Jaffray’s experience in mergers and acquisitions involving medical device companies.

On March 18, 2009, the Company Board held a meeting by teleconference to receive an update on recent discussions held by Mr. Farley and representatives of Piper Jaffray with Covidien regarding a possible business combination. The Company Board also received an update from senior management on the outlook of the Company and future business prospects of the Company. The Company Board weighed the possibility of continuing as a stand-alone entity against the possibility of accepting the Covidien proposal.

On March 20, 2009, Mr. Farley received a telephone call from Mr. Bastardi, who informed Mr. Farley that Covidien would soon complete its preliminary evaluation of a possible business combination with the Company and would likely present a proposal for such a transaction to Mr. Farley in the following week. Mr. Bastardi stated that if the proposal was acceptable to the Company Board, Covidien would like the Company to enter into an exclusive negotiating period with Covidien. Mr. Farley responded that it was unlikely that the Company Board would agree to enter into an exclusive negotiating period with Covidien.

On March 23, 2009, Ms. Wendell spoke with representatives of Piper Jaffray to reiterate Covidien’s desire to enter into an exclusive negotiating period if the Company Board determined to pursue a business combination between the Company and Covidien.

On March 24, 2009, Mr. Farley and Mr. Bastardi again spoke by telephone. Mr. Farley updated Mr. Bastardi on certain recent positive developments at the Company.

On March 27, 2009, Mr. Almeida called Mr. Farley to inform him that Covidien would be delivering a proposal to acquire all of the outstanding capital stock of the Company for a price of between $26.50 and $27.50 per share, payable in cash. Mr. Almeida explained that this price range represented a premium of 37%-42% based on the average trading price of the Shares over the preceding 30 days, and implied an enterprise value premium of 50%-58% when adjusted for the Company’s cash on hand. Later that day, Covidien delivered to Mr. Farley a letter confirming the per share price proposed by Mr. Almeida in his conversation with Mr. Farley. The letter also sought a 30-day exclusivity period during which Covidien would conduct confirmatory due diligence and the parties would work to negotiate a definitive merger agreement.

Also on March 27, 2009, the Company Board held a meeting by teleconference to consider the Covidien proposal. At this meeting, representatives of Latham & Watkins LLP, the Company’s legal advisor (“Latham & Watkins”), advised the board of its fiduciary duties in considering the Covidien proposal. The Company Board determined that the Covidien proposal did not present sufficiently compelling value to persuade the Company Board to enter into exclusive negotiations with Covidien. Nevertheless, the Company Board authorized Mr. Farley to continue discussions with Covidien while also authorizing Mr. Farley and Piper Jaffray to contact other parties that might have an interest in exploring a business combination with the Company.

On March 28, 2009, Mr. Farley called Mr. Almeida and informed him of the Company Board’s decision regarding the Covidien proposal. Mr. Farley also told Mr. Almeida that the Company’s senior management would be willing to share with Covidien additional nonpublic information concerning the Company and its prospects to enable Covidien to better understand why the Company Board believed the Covidien proposal undervalued the Company.

On March 29, 2009, a representative of Piper Jaffray called Ms. Wendell and Mr. Crowley to reiterate the points made by Mr. Farley to Mr. Almeida the previous day. With the Company Board’s consent, Piper Jaffray invited Covidien to submit a written list of due diligence requests that the Company could fulfill in order to provide Covidien with further information regarding the business and financial condition of the Company.

On March 30, 2009, Covidien sent a due diligence request list to Piper to give to the Company. Also on this day, representatives of Piper Jaffray contacted nine other companies that Piper Jaffray and the Company Board believed might be interested in exploring a business combination with the Company. One of those companies, Company 1, declined at the outset to consider making a proposal for a business combination with the Company.

On March 31, 2009, representatives of Piper Jaffray spoke with Company 2 regarding a possible business combination with the Company. Company 2 said that although it had previously considered exploring such a possibility, Company 2 had concluded internally that such a combination was likely not a good strategic fit. Company 2 nevertheless agreed to discuss the possibility again internally before responding to Piper Jaffray. Also on this day, a representative of Piper Jaffray sent Company 3 a proposed confidentiality agreement as a condition to receiving nonpublic information regarding the Company. Representatives of Piper Jaffray also spoke with Company 4 regarding a possible business combination between Company 4 and the Company.

On April 1, 2009, the Company Board held a meeting by teleconference. At this meeting, Mr. Farley and representatives of Piper Jaffray updated the Company Board on the status of discussions with Covidien as well as the results of Piper Jaffray’s initial contacts with other parties that might have an interest in pursuing a business combination with the Company. Piper Jaffray also discussed with the Company Board the March 27 Covidien proposal. Also on this day, a representative of Piper Jaffray sent Company 5 a proposed copy of the confidentiality agreement as a condition to receiving nonpublic information regarding the Company.

On April 2, 2009, Mr. Farley sent additional due diligence information to Messrs. Almeida, Crowley and Bastardi. Also on this day, Company 6 informed a representative of Piper Jaffray that Company 6 declined to pursue an evaluation of a possible business combination with the Company.

On April 3, 2009, members of senior management of the Company and representatives of Piper Jaffray held a conference call with members of Covidien management and representatives of JP Morgan, Covidien’s financial advisor, to discuss certain of the information previously provided to Covidien by the Company’s senior management. Representatives of Piper Jaffray also heard back from several of the parties it had previously contacted. Company 2 informed Piper Jaffray that Company 2 was not interested in pursuing a business combination with the Company. Company 7, however, contacted a representative of Piper Jaffray to inform Piper Jaffray of its interest in moving forward in the process, and also delivered a markup of the confidentiality agreement previously sent to Company 7 by Piper Jaffray on March 30, 2009.

Between April 3, 2009 and April 6, 2009, Messrs. Farley and Bastardi discussed certain product samples that the Company had delivered to Covidien.

On April 6, 2009, both Company 7 and Company 3 executed confidentiality agreements with the Company in order to receive nonpublic information of the Company. Also on this day, Company 4 informed Piper Jaffray that Company 4 was not interested in pursuing a possible business combination with the Company.

On April 8, 2009, the Company provided Covidien with responses to some of Covidien’s due diligence requests from March 30, 2009. Also on this day, representatives of Piper Jaffray spoke with Company 8 regarding the possibility of a business combination with the Company. Piper Jaffray sent a proposed confidentiality agreement to Company 8 as a condition to receiving nonpublic information regarding the Company. Representatives of Piper Jaffray also delivered certain nonpublic information of the Company to Company 7 and to Company 3.

On April 9, 2009, JP Morgan corresponded with Piper Jaffray on due diligence matters. Company 8 delivered comments to the confidentiality agreement it had received the prior day. Representatives of Piper Jaffray also spoke with members of Company 9’s senior management team, which indicated that Company 9 was unlikely to pursue a business combination with the Company.

On April 10, 2009, Mr. Farley responded to the information requests made by Covidien on the prior day. Also on this day, representatives of JP Morgan and representatives of Piper Jaffray had several phone calls to discuss scheduling a visit by Covidien with members of senior management of the Company, as well as conducting further due diligence. Company 5 also spoke on this day with a representative of Piper Jaffray to schedule a meeting on April 20 between members of Company 5’s senior management and members of the senior management of the Company to explore the possibility of a business combination between the two companies. Representatives of Piper Jaffray also corresponded with both Company 7 and Company 3 regarding the nonpublic information previously delivered to each of these companies.

On April 13, 2009, representatives of Piper Jaffray spoke with Ms. Wendell regarding Covidien’s interest in the Company. Ms. Wendell remarked that Covidien wished to enter into exclusive negotiations with the Company through the first week of May, and that Covidien sought to move quickly to enter into a definitive merger agreement with the Company. Ms. Wendell accordingly requested that the Company move quickly to provide Covidien the opportunity to conduct intellectual property due diligence. Also on this day, Company 8 executed and delivered a confidentiality agreement to the Company, and received certain nonpublic information of the Company from representatives of Piper Jaffray. A representative of Piper Jaffray also called Company 7 to assess its interest in pursuing a business combination with the Company, to which Company 7 responded that there was a very low likelihood that Company 7 would make a proposal for a business combination between the companies.

On April 14, 2009, Ms. Wendell sent to Mr. Farley a revised proposal by Covidien for the acquisition of the Company. The letter proposed a price of $28.25 per share, payable in cash, and also sought a 21-day exclusivity period during which Covidien would conduct confirmatory due diligence and the parties would work to negotiate a definitive merger agreement. The proposal indicated, among other things, that there would be no financing contingency to the closing, that the consummation of the transaction was subject to execution by certain designated principals of the Company of an acceptable non-competition agreement, approval of applicable regulatory and governmental authorities and approval by Covidien’s board of directors. Also on this day, representatives of Piper Jaffray and JP Morgan held discussions surrounding the potential synergies that could arise from the acquisition of the Company by Covidien. A representative of Piper Jaffray also spoke with a member of Company 9’s senior management team to determine whether there remained any interest on the part of Company 9 to pursue a business combination with the Company, to which Company 9 responded that it was not interested in proceeding further.

On April 15, 2009, the Company Board held a meeting by teleconference to review Covidien’s most recent proposal. Representatives of Piper Jaffray provided the Company Board with an update on the status of Piper Jaffray’s discussions with other potentially interested parties as well as recent discussions with Covidien and its financial advisors. The Company Board then discussed the recent financial performance of the Company as well as the outlook of senior management of the Company for the future business prospects of the Company. Piper Jaffray also discussed with the Company Board the April 14 Covidien proposal. Following such discussions, the Company Board authorized Mr. Farley and representatives of Piper Jaffray to negotiate with Covidien on an acceptable proposal within a range of $29 and $30 per share, with an initial counterproposal of $30 per share and no exclusivity period. Also on this day, members of Covidien’s legal team held telephone discussions with the

Company’s in-house and outside intellectual property counsel regarding the Company’s intellectual property assets. During the day, Company 5 called a representative of Piper Jaffray to reschedule the meeting planned for April 20 due to scheduling conflicts that had arisen for some of the key personnel from Company 5.

On April 16, 2009, Mr. Farley and Ms. Wendell discussed Covidien’s proposal and the Company’s counterproposal, and, following further negotiation, reached an agreement on behalf of their respective companies on a purchase price of $29 per share, subject to the completion of confirmatory due diligence and negotiation and approval of mutually acceptable definitive agreements. The Company did not agree to conduct exclusive discussions or negotiations with Covidien. Also on this day, representatives of Piper Jaffray contacted Covidien to discuss Covidien’s further due diligence requests. A representative of Piper Jaffray contacted a representative of Company 7 to get an update on Company 7’s evaluation of the Company. During the day, Mr. Farley held a conference call with members of Company 3’s management team to discuss in detail the nonpublic information of the Company previously provided to Company 3.

On April 17, 2009, Covidien delivered to Mr. Farley a letter confirming Covidien’s desire to proceed based on the agreement reached between Mr. Farley and Ms. Wendell the previous day. Also on this day, members of the Company 8 management team met by telephone with members of the Company’s management team and representatives of Piper Jaffray to discuss the nonpublic information Company 8 had received from the Company and to give Company 8 an opportunity to investigate further the financial performance of the Company and the outlook of senior management of the Company for the future business prospects of the Company.

During the three weeks beginning April 20, 2009, members of Covidien’s management, accounting and legal teams as well as representatives of JP Morgan conducted additional due diligence investigations on the Company, including a full day of face-to-face discussions with members of the Company’s management on April 20. In addition, throughout this period, Covidien and the Company discussed a number of human resources and employee benefits matters.

On April 20, 2009, a representative of Piper Jaffray left messages for a member of Company 8’s management team to provide an update on the status of the Company’s process and the fact that the Company was gaining momentum towards a potential strategic transaction with another party. A representative of Piper Jaffray also contacted Company 5 to inform it of the accelerating pace of the process and to encourage Company 5 to submit a proposal as soon as possible if Company 5 was interested in exploring a possible transaction with the Company. A representative of Piper Jaffray also contacted Company 3 to deliver a similar message to that delivered to Company 8 and Company 5.

On April 21, 2009, a representative of Piper Jaffray left messages with a representative of Company 7 to obtain an update on Company 7’s evaluation of the Company and to encourage Company 7 to make a proposal soon if Company 7 had an interest in pursuing a transaction with the Company. Later that day, Company 7 responded that it was not interested in proceeding further. A representative of Piper Jaffray also contacted Company 3 to request that Company 3 submit a proposal for a possible transaction soon if Company 3 had an interest in pursuing such a transaction.

On April 22, 2009, representatives of Ropes & Gray LLP, legal advisor to Covidien (“Ropes & Gray”), delivered a draft merger agreement and a draft tender and voting agreement to representatives of Latham & Watkins. Also on this day, Company 8 contacted Piper Jaffray to reiterate Company 8’s interest in learning more about the Company but expressing concerns that the process might be moving too quickly for Company 8.

On April 23, 2009, Company 8 informed Piper Jaffray that because the Company and its products did not fit neatly within Company 8’s strategic plan, and as a result, it would likely take months to receive approval to submit a proposal for a possible transaction, and furthermore, that any such proposal would be contingent upon the satisfactory completion of a due diligence process that would likely take additional months to complete. Also on this day, Company 5 contacted a representative of Piper Jaffray to inform Piper Jaffray that Company 5 was not interested in pursuing a transaction with the Company because of the current market price of the Company, which Company 5 believed to be high, as well as a preliminary determination of a perceived lack of a good strategic fit between the companies.

On April 24, 2009, Company 3 contacted Piper Jaffray to inform Piper Jaffray that Company 3 had retained an investment banking firm to act as Company 3’s financial advisor in connection with an evaluation of a possible transaction with the Company. Representatives of Piper Jaffray spoke with representatives of the investment banking firm to provide an overview of the process and timing. Representatives of Company 3’s investment banking firm responded that it would take some time for Company 3 to get organized and that they would contact Piper Jaffray when Company 3 was ready to proceed further.

On April 27, 2009, representatives of Piper Jaffray held a teleconference with members of the Covidien management team to discuss the status of Covidien’s due diligence investigation. Also on this day, representatives of Latham & Watkins met by teleconference with representatives of Ropes & Gray as well as Covidien’s in-house legal team to discuss the terms of the draft merger agreement. These discussions focused on the circumstances in which the Offer could be extended by either party, the conditions to the consummation of the Offer, the circumstances in which the Company could consider unsolicited acquisition proposals made by third parties as well as the terms upon which the Company might be required to pay a fee upon termination of the merger agreement and the amount of any such termination fee.

On April 28, 2009, representatives of Latham & Watkins delivered a revised draft of the merger agreement to representatives of Ropes & Gray. Latham & Watkins and Ropes & Gray continued to negotiate the terms of the draft merger agreement through May 7, including, but not limited to, terms such as the size of the termination fee and triggers for payment of the termination fee, the definition of Material Adverse Event, the “no shop” provision, including among other things the length of the notice period related to Covidien’s right to match a superior proposal, and closing conditions for the transaction. During the same period, the terms of the Tender and Voting Agreements were negotiated.

On April 29, 2009, Company 8 contacted Mr. Farley to confirm the amount of time that Company 8 would likely have to consider submitting a proposal for a possible transaction with the Company, to which Mr. Farley responded that the timing could be as short as four to five business days.

On April 30, 2009, Company 3 informed Piper Jaffray that Company 3 had decided to decline to pursue further an evaluation of a possible transaction with the Company given the Company’s current market valuation.

On May 1, 2009, the Company Board held a meeting by teleconference. At this meeting, representatives of Piper Jaffray updated the Company Board and members of senior management on the status of discussions held by Piper Jaffray with other potentially interested parties. The Company Board also received an update from representatives of Latham & Watkins on the status of negotiations on the terms of the draft merger agreement, in particular as such terms related to the circumstances in which the Offer could be extended by either party, the conditions to the consummation of the Offer, the circumstances in which the Company could consider unsolicited acquisition proposals made by third parties as well as the terms upon which the Company might be required to pay a fee upon termination of the merger agreement and the amount of any such termination fee.

On May 5, 2009, the Company Board held a meeting by teleconference. At this meeting, representatives of Piper Jaffray gave a brief update on the status of Piper Jaffray’s recent discussions with other potentially interested parties. Representatives of Latham & Watkins summarized the recent negotiations over open issues in the draft merger agreement, with a particular focus on the circumstances in which the Company could consider unsolicited acquisition proposals made by third parties as well as the terms upon which the Company might be required to pay a fee upon termination of the merger agreement and the amount of any such termination fee. The Company Board also received from representatives of Latham & Watkins a summary of the principal terms of the tender and voting agreements that Covidien sought to have executed by each director and officer of the Company in connection with the proposed transaction.

Also on May 5, 2009, Company 8 contacted Piper Jaffray seeking additional financial information on the Company. A representative of Piper Jaffray then called Company 8 to discuss the information requests.

On May 6, 2009, Company 8 contacted Piper Jaffray asking to set up a teleconference for May 11, 2009 in order to conduct additional due diligence. Piper Jaffray responded that this timing would likely not work within the ongoing process timeline.

Late in the afternoon of May 7, 2009, the Company Board held a meeting by teleconference to discuss the proposed transaction with Covidien. All the members of the Company Board were present, as well as representatives of Piper Jaffray and Latham & Watkins. At the meeting, Piper Jaffray provided an overview of the process to date. Piper Jaffray also reviewed with the Company Board an analysis of the proposed transaction from a financial point of view and rendered its oral opinion, which opinion was subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the Consideration to be received in the Offer and the Merger, taken together, was fair, from a financial point of view, to the holders of Shares. The Company Board also received a presentation from Latham & Watkins regarding the terms of the Merger Agreement. The Company Board asked numerous questions of management, Piper Jaffray and Latham & Watkins.

In the course of its deliberations, the Company Board considered a number of factors, including those described more fully below under “Reasons for the Recommendation of the Company Board.” The Company Board also discussed certain of the risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by senior management of the Company and the Company Board, which included:

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the fact that the nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

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the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

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the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs, and the perception of the Company’s continuing business could potentially result in a loss of customers, business partners and employees;

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the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel;

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the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the consideration to be received by the stockholders in the Offer and the Merger would be taxable to the stockholders for federal income tax purposes; and

•	the impact of the Offer and the Merger on the Company’s non-executive employees.

Following this discussion, the Company Board unanimously approved the $29.00 per share price and the other terms of the transaction, determined that the Offer and the Merger are in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommended that the stockholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. In addition, the Company’s compensation committee approved certain employee benefit matters.

In the evening of May 7, 2009, the Company, Parent and Purchaser executed and delivered the Merger Agreement, and all signatories to the Tender and Voting Agreements executed and delivered such agreements.

On May 8, 2009, Covidien and the Company issued a joint press release announcing the execution of the Merger Agreement.

On May 18, 2009, Purchaser commenced the Offer. During the pendency of the Offer, Parent and Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

Reasons for the Recommendation of the Company Board.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote their Shares in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the DGCL, the Company Board consulted with the Company’s senior management, outside legal counsel and financial advisor. The Company Board also consulted with outside legal counsel regarding the Company Board’s fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of Piper Jaffray discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company’s stockholders and is in the best interests of the Company’s stockholders.

The following discussion includes all material reasons and factors considered by the Company Board in making its recommendation, but is not, and is not intended to be, exhaustive.

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The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically). The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, the impact of general economic market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s stock price;

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Strategic Alternatives. The Company Board considered the possible alternatives to the acquisition by Covidien (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks;

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Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Consideration to the current and historical market prices of the Shares. The Consideration to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Consideration represented a premium of 36% over the closing price per share of the Shares on the Nasdaq Global Market on May 5, 2009, two trading days before the execution date of the Merger Agreement, and a premium of 38% over the closing price per Share four weeks prior to the execution date of the Merger Agreement;

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Negotiations with Covidien. The Company Board considered the course of negotiations between the Company and Covidien, resulting in two increases in the price per Share offered by Covidien and a reduction in the restrictions in the Merger Agreement relating to the Company Board’s right to consider acquisition proposals and to terminate the Merger Agreement in the event that the Company receives a superior proposal from a third party, and the Company Board’s belief based on these negotiations was that this was the highest price per Share that Covidien was willing to pay and these were the most favorable terms to the Company to which Covidien was willing to agree;

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Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration;

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Business Reputation of Covidien. The Company Board considered the business reputation of Covidien and its management and the substantial financial resources of CIFSA, which guaranteed the obligations of Parent and Purchaser under the Merger Agreement, which the Company Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The Company Board also considered the impact of the Offer and the Merger on the Company’s employees, business partners and customers;

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No Financing Condition; CIFSA Guaranty. The Company Board considered the representation of Parent and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition as well as the guaranty provided by CIFSA of the obligations of Parent and Purchaser under the Merger Agreement;

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Opinion of the Company’s Financial Advisor. The Company Board considered the financial analyses of Piper Jaffray and Piper Jaffray’s oral opinion to the Company Board, which opinion was confirmed in writing, that, as of May 7, 2009, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion , the Consideration, taken together, was fair, from a financial point of view, to the holders of Shares. The full text of Piper Jaffray’s written opinion, dated as of May 7, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Piper Jaffray in its opinion is attached hereto as Annex II to this Schedule 14D-9. We urge you to carefully read the Piper Jaffray opinion in its entirety. Piper Jaffray’s opinion was provided to the Company Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should tender their Shares in the Offer or how any such stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter;

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Market Check. The Company Board considered the results of the process that the Company Board had conducted, with the assistance of the Company management and its financial and legal advisors, to evaluate strategic alternatives. The Company Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company at a higher price. Based on the results of that process, the Company Board believed that the Consideration obtained was the highest that was reasonably attainable;

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The Merger Agreement. The Company Board considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and the termination fee payable by the Company;

•

Ability to Respond to Certain Unsolicited Takeover Proposals. While the Company is prohibited from soliciting any Acquisition Proposal (as defined in the Merger Agreement) or participating in any discussions or negotiations regarding an Acquisition Proposal, the Merger Agreement does permit the Company Board, subject to compliance with certain procedural requirements (including that the Company Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited Acquisition Proposal constitutes or is reasonably likely to constitute a Superior Proposal as defined in the Merger Agreement), (1) to furnish information with respect to the Company and its subsidiaries to a person making such unsolicited Acquisition Proposal and (2) to participate in discussions or negotiations with the person making such unsolicited Acquisition Proposal regarding the Acquisition Proposal, subject to the terms of the Merger Agreement;

•

Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a Superior Proposal, the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, after consultation with its outside legal counsel and financial advisors, if the Company Board determines in good faith that the failure to do so would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable laws. In order for the Company Board to withdraw its recommendation in connection with a Superior Proposal, the Company Board must first provide Parent and Purchaser with a right to make, and to meet with the Company to negotiate one or more, counterproposals to any the Superior Proposal. In order for the Company Board to terminate the Merger Agreement following a change in recommendation, it must concurrently pay Parent a termination fee of $17 million in cash;

•

Termination Fee. The Company Board was of the view that the $17 million termination fee payable by the Company to Parent, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a more favorable transaction;

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer and to complete the Merger under the Merger Agreement;

•

Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Consideration in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Parent and Purchaser) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•

Material Adverse Effect. The Company Board considered the provisions in the Merger Agreement that any change, event, development, circumstance or effect related to the Company or its business resulting from the announcement of the execution of the Merger Agreement or the pendency of the Offer and Merger, or any failure to meet analyst projections or forecasts or internal Company projections or forecasts (in and of itself) are excluded from the determination of whether a material adverse effect on the Company has occurred that would permit Parent and Purchaser to elect not to consummate the Offer;

•

Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser could be required by the Company to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived; and

•

Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Opinion of the Company’s Financial Advisor.

The Company retained Piper Jaffray to act as its financial advisor, and, if requested, to render to the Company Board an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be paid pursuant to a merger or other acquisition transaction, such as the Offer and the Merger.

The full text of the Piper Jaffray written opinion dated May 7, 2009, confirming its oral opinion issued to the Company Board on May 7, 2009, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion. Such opinion is attached as Annex II to this Schedule 14D-9 and is incorporated in its entirety herein by reference. You are urged to, and should, carefully read the Piper Jaffray opinion in its entirety and this summary is qualified by reference to the written opinion. The Piper Jaffray opinion addresses only the fairness, from a financial point of view, to holders of Shares of the Consideration to be received in the Offer and the Merger, taken together, by holders of Shares. Piper Jaffray’s opinion was provided to the Company Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should tender their Shares in the Offer or how any such stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter. The Piper Jaffray opinion was approved for issuance by the Piper Jaffray Opinion Committee.

In connection with rendering the opinion described above and performing its related financial analyses, Piper Jaffray:

•	reviewed and analyzed the financial terms of a draft of the Merger Agreement;

•	reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Jaffray by the Company;

•

conducted discussions with members of senior management and representatives of the Company concerning the two immediately preceding matters described above, as well as its business and prospects before and after giving effect to the Offer and the Merger;

•	reviewed the current and historical reported prices and trading activity of Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•	compared the financial performance of the Company with that of certain other publicly-traded companies that Piper Jaffray deemed relevant; and

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

In addition, Piper Jaffray conducted such other inquiries, examinations and analyses, including a discounted cash flows analysis and a premiums paid analysis, and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and was formally delivered to, the Company Board at a meeting held on May 7, 2009. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentations to the Company Board on May 7, 2009.

This summary includes information presented in tabular format, which must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Company Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 7, 2009, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Jaffray calculated the Company’s equity value implied by the Offer and the Merger to be $512.1 million, based on Shares outstanding as of May 5, 2009 of approximately 17.65 million calculated using the treasury stock method and the Consideration, and the Company’s enterprise value (for the purposes of this analysis, implied enterprise value equates to implied equity value less cash) to be $425.4 million.

Selected Publicly Traded Companies Analysis

Piper Jaffray reviewed selected historical financial data of the Company and estimated financial data of the Company that were prepared by the Company’s management as its internal forecasts for calendar years 2009 and 2010 and compared them to corresponding consensus Wall Street forecasts, where applicable, for (1) publicly traded companies in the medical device industry with a primary focus on vascular products and (2) publicly traded companies in the medical device industry which Piper Jaffray believed were comparable to the Company’s financial profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	for publicly-traded medical device companies with a primary focus on vascular products:

•	those having enterprise values of more than $100 million;

•	those having last twelve months (LTM) earnings before interest, taxes, depreciation and amortization, or EBITDA, of more than $0; and

•	those having LTM revenues of more than $50 million;

•	for publicly-traded medical device companies which Piper Jaffray believed were comparable to the Company’s financial profile:

•	those having enterprise value greater than $100 million and less than $2 billion;

•	those having LTM revenues greater than $50 million;

•	those having LTM gross margin greater than 60%; and

•	those having projected 2009 and 2010 revenues growth greater than 10%.

Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Selected Vascular Public Companies	Selected Financial Profile Public Companies

AngioDynamics, Inc.	Abiomed, Inc.
C.R. Bard, Inc.	AngioDynamics, Inc.
Edwards Lifesciences Corporation	ATS Medical, Inc.
ev3, inc.	CardioNet, Inc.
Kensey Nash Corporation	Conceptus, Inc.
Vascular Solutions, Inc.	Exactech, Inc.
Volcano Corporation	Given Imaging Ltd.
Masimo Corporation
NuVasive, Inc.
Orthovita, Inc.
Volcano Corporation

For the selected publicly traded companies analysis, Piper Jaffray compared 2009 and 2010 valuation multiples for the Company derived from the Consideration to be received in the Offer and the Merger and the Company’s projected revenues, EBITDA and earnings, on the one hand, to valuation multiples for the selected publicly traded companies derived from their closing prices per share on May 5, 2009 and projected revenues, EBITDA and earnings, on the other hand.

Selected Vascular Public Companies
	VNUS (1)	High	Mean	Median	Low
Enterprise value to projected calendar year 2009 revenues (2)	3.8x	3.0x	2.2x	2.3x	1.2x
Enterprise value to projected calendar year 2010 revenues (2)	2.6x	2.7x	1.9x	1.9x	1.1x
Enterprise value to projected calendar year 2009 EBITDA (2)(3)	19.6x	13.4x	9.4x	8.3x	6.5x
Enterprise value to projected calendar year 2010 EBITDA (2)(3)	10.2x	11.9x	7.8x	6.8x	5.9x
Price as a multiple of projected calendar year 2009 earnings per share (2)(4)	52.5x	21.8x	18.4x	21.3x	13.4x
Price as a multiple of projected calendar year 2010 earnings per share (2)(4)	22.6x	30.4x	17.8x	16.9x	11.9x

(1)	Based on the Consideration to be received in the Offer and the Merger.

(2)	Projected calendar year 2009 and 2010 revenues, EBITDA and earnings for the Company were based on the estimates of the Company’s management. Projected calendar year 2009 and 2010 revenues, EBITDA and earnings for the selected vascular public companies were based on Wall Street consensus estimates.

(3)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or if they were greater than 30.0x. Accordingly, the results of one selected vascular public company were omitted.

(4)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or if they were greater than 50.0x. Accordingly, the results of one selected vascular public company were omitted.

The selected vascular public companies analysis showed that, based on the estimates and assumptions used in the analysis: (i) when comparing the ratio of enterprise value to revenues for calendar year 2009, the implied valuation multiple of the Company based on the Consideration to be received in the Offer and the Merger was above the range of valuation multiples of the selected vascular public companies; and when comparing the enterprise value to revenues ratio for calendar year 2010, the implied valuation multiple of the Company based on the Consideration to be received in the Offer and the Merger was within the range of valuation multiples of the selected vascular public companies; (ii) when comparing the ratio of enterprise value to EBITDA for calendar year 2009, the implied valuation multiple of the Company based on the Consideration to be received in the Offer and the Merger was above the range of valuation multiples of the selected vascular public companies; and when comparing the ratio of enterprise value to EBITDA for calendar year 2010, the implied valuation multiple of the Company based on the Consideration to be received in the Offer and the Merger was within the range of valuation multiples of the selected vascular public companies; and (iii) when comparing the price-to-earnings ratio for calendar year 2009, the implied valuation multiple of the Company based on the Consideration to be received in the Offer and the Merger was above the range of valuation multiples of the selected vascular public companies; and when comparing the price-to-earnings ratio for the calendar year 2010, the implied valuation multiple of the Company based on the Consideration to be received in the Offer and the Merger was within the range of valuation multiples of the selected vascular public companies.

Selected Financial Public Companies
	VNUS (1)	High	Mean	Median	Low
Enterprise value to projected calendar year 2009 revenues (2)	3.8x	4.7x	2.6x	2.3x	1.1x
Enterprise value to projected calendar year 2010 revenues (2)	2.6x	4.0x	2.1x	1.9x	1.0x
Enterprise value to projected calendar year 2009 EBITDA (2)(3)	19.6x	19.2x	10.6x	9.7x	6.7x
Enterprise value to projected calendar year 2010 EBITDA (2)(4)	10.2x	19.5x	11.6x	11.0x	5.1x
Price as a multiple of projected calendar year 2009 earnings per share (2)(5)	52.5x	36.1x	26.7x	27.5x	13.0x
Price as a multiple of projected calendar year 2010 earnings per share (2)(6)	22.6x	48.5x	27.1x	25.7x	10.9x

(1)	Based on the Consideration to be received in the Offer and the Merger.

(2)	Projected calendar year 2009 and 2010 revenues, EBITDA and earnings for the Company were based on the estimates of the Company’s management. Projected calendar year 2009 and 2010 revenues, EBITDA and earnings for the selected financial public companies were based on Wall Street consensus estimates.

(3)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or if they were greater than 30.0x. Accordingly, the results of six selected financial public companies were omitted.

(4)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or if they were greater than 30.0x. Accordingly, the results of two selected financial public companies were omitted.

(5)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or if they were greater than 50.0x. Accordingly, the results of six selected financial public companies were omitted.

(6)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or if they were greater than 50.0x. Accordingly, the results of two selected financial public company were omitted.

This analysis showed that, based on the estimates and assumptions used in the analysis: (i) when comparing the ratio of enterprise value to revenues for calendar years 2009 and 2010, the implied valuation multiples of the Company based on the Consideration to be received in the Offer and the Merger were within the ranges of valuation multiples of the selected financial profile public companies; (ii) when comparing the ratio of enterprise value to EBITDA for calendar year 2009, the implied valuation multiple of the Company based on the Consideration to be received in the Offer and the Merger was above the range of valuation multiples of the selected financial profile public companies; and when comparing the ratio of enterprise value to EBITDA for calendar year 2010, the implied valuation multiple of the Company based on the Consideration to be received in the Offer and the Merger was within the range of valuation multiples of the selected financial profile public companies; and (iii) when comparing the price-to-earnings ratio for calendar year 2009, the implied valuation multiple of the Company based on the Consideration to be received in the Offer and the Merger was above the range of valuation multiples of the selected financial profile public companies; and when comparing the price-to-earnings ratio for the calendar year 2010, the implied valuation multiple of the Company based on the

Consideration to be received in the Offer and the Merger was within the range of valuation multiples of the selected financial profile public companies.

No company utilized in the selected publicly traded companies analysis is identical to the Company. In evaluating the selected publicly traded companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

Piper Jaffray reviewed (i) merger and acquisition transactions involving target companies in the medical device industry with a primary focus on vascular products that it deemed comparable to the Company and (ii) merger and acquisition transactions involving target companies in the medical device industry and which Piper Jaffray believed were comparable to the Company’s financial profile. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	for transactions involving target companies in the medical device industry with a primary focus on vascular products:

•	transactions that were announced after June 1, 2001; and

•	target companies having enterprise values below $2.5 billion.

•	for transactions involving target companies in the medical device industry which Piper Jaffray believed were comparable to the Company’s financial profile:

•	transactions that were announced after June 1, 2001;

•	target companies having FTM revenue growth between 10% and 30%; and

•	target companies having enterprise value between $75 million and $1 billion.

Based on these criteria, the following transactions had target companies that were medical device companies with a primary focus on vascular products that were deemed comparable to the Company:

Target	Acquiror

CoreValve, Inc.	Medtronic, Inc.
Radi Medical AB	St. Jude Medical, Inc.
CryoCath Technologies Inc.	Medtronic, Inc.
Datascope Corp.	Getinge AB
EP MedSystems, Inc.	St. Jude Medical, Inc.
Specialized Health Products International	C.R. Bard, Inc.
Possis Medical, Inc.	Medrad (Bayer HealthCare)
Edwards Lifesciences Corporation (LifeStent product line)	C.R. Bard, Inc.
Arrow International, Inc.	Teleflex Incorporated
FoxHollow Technologies, Inc.	ev3, inc.
Conor Medsystems	Johnson & Johnson
Quinton Cardiology Systems, Inc.	Cardiac Science Corporation
Endocardial Solutions, Inc.	St. Jude Medical, Inc.
Irvine Biomedical, Inc.	St. Jude Medical, Inc.
Jostra AG	Getinge AB
Cardiac Pathways Corp.	Boston Scientific Corp.

Also, based on these criteria, the following transactions had target companies that were medical device companies that were deemed comparable to the Company’s financial profile:

Target	Acquiror

EP MedSystems, Inc.	St. Jude Medical, Inc.
Possis Medical, Inc.	Medrad (Bayer HealthCare)
Lifecore Biomedical, Inc.	Warburg Pincus
Cholestech Corporation	Inverness Medical Innovations, Inc.
Adeza Biomedical Corporation	Cytyc Corporation
Zevex International, Inc.	Moog Inc.
IntraLase Corp.	Advanced Medical Optics, Inc.
RITA Medical Systems	AngioDynamics, Inc.
Vision Systems Ltd.	Danaher Corporation
Tripath Imaging, Inc.	Becton, Dickinson & Co.
Biacore AB	GE Healthcare
Lifeline Systems, Inc.	Royal Philips Electronics NV
Animas Corporation	Johnson & Johnson
FEI Women’s Health, LLC	Duramed Pharmaceuticals, Inc.
Diagnostic Systems Laboratories, Inc.	Beckman Coulter, Inc.
Knowles Electronics	Dover Corporation
CTI Molecular Imaging, Inc.	Seimens AG
Entific Medical Systems Corporation	Cochlear Limited
Closure Medical Corporation	Johnson & Johnson
Endocardial Solutions, Inc.	St. Jude Medical, Inc.
Empi, Inc.	Encore Medical Corp.
Interpore International, Inc.	Biomet, Inc.
Invivo Corporation	Intermagnetics General Corporation
Royce Medical Co.	Cortec Group Inc.
Gaymar Industries, Inc.	Nautic Partners, LLC
Surgical Dynamics, Inc.	Stryker Corp.
Oratec Interventions, Inc.	Smith & Nephew PLC

Piper Jaffray calculated the ratio multiple of enterprise value to historical revenues for the last twelve months preceding each transaction and the ratio of enterprise value to projected revenues for the twelve consecutive months following each transaction. Piper Jaffray also calculated the ratio of enterprise value to historical EBITDA for the last twelve months preceding each transaction and the ratio of enterprise value to projected EBITDA for the twelve consecutive months following each transaction. Piper Jaffray then compared the results of these calculations with similar calculations based on the Consideration to be received in the Offer and the Merger. The analysis indicated the following multiples:

Selected Vascular Transactions
	VNUS (1)	High	Mean	Median	Low
Enterprise value to last 12 months revenue (2)(4)	4.2x	8.6x	3.8x	3.2x	0.7x
Enterprise value to forward 12 months revenue (3)(5)(6)	3.4x	8.4x	4.0x	3.8x	0.6x
Enterprise value to last 12 months EBITDA (2)(7)(8)	25.0x	25.5x	16.2x	14.3x	10.5x
Enterprise value to forward 12 months EBITDA (3)(9)(10)	15.9x	23.8x	17.4x	17.9x	10.0x

(1)	Based on the Consideration to be received in the Offer and the Merger.

(2)	Revenues and EBITDA for the last twelve months for the Company were for the twelve months ended March 31, 2009. Revenues and EBITDA for the last twelve months preceding a selected transaction were based on reported SEC sources.

(3)	Estimated revenues and EBITDA for the Company with respect to the forward twelve months period were for the twelve months ended March 31, 2009 and were based on estimates of the Company’s management. Revenues and EBITDA for the selected transactions for the forward twelve months period were based on Wall Street consensus estimates.

(4)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were greater than 10.0x. Accordingly, the results of three selected vascular transactions were omitted.

(5)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were greater than 10.0x. Accordingly, the result of one selected vascular transaction was omitted.

(6)	Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio. Accordingly, the results of four transactions were omitted.

(7)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were greater than 40.0x. Accordingly, the results of seven selected vascular transactions were omitted.

(8)	Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio. Accordingly, the results of five transactions were omitted.

(9)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were greater than 50.0x. Accordingly, the results of four selected vascular transactions were omitted.

(10)	Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio. Accordingly, the results of eight transactions were omitted.

The analysis showed that, based on the estimates and assumptions used in the analysis: (i) the enterprise value implied by the Consideration to be received in the Offer and the Merger as a multiple of projected revenues for the forward twelve months period and as a multiple of historical revenues for the last twelve months period were within the ranges of similar multiples for the selected vascular transactions; and (ii) the enterprise value implied by the Consideration to be received in the Offer and the Merger as a multiple of projected EBITDA for the forward twelve months period and as a multiple of EBITDA for the last twelve months period were within the ranges of multiples for the selected vascular transactions.

Selected Financial Profile Transactions
	VNUS (1)	High	Mean	Median	Low
Enterprise value to last 12 months revenues (2)	4.2x	9.2x	4.3x	4.3x	2.0x
Enterprise value to forward 12 months revenues (3)	3.4x	7.7x	3.6x	3.8x	1.7x
Enterprise value to last 12 months EBITDA (2)(4)(5)	25.0x	33.6x	18.2x	15.8x	8.1x
Enterprise value to forward 12 months EBITDA (3)(6)(7)	15.9x	28.7x	14.9x	14.1x	6.7x

(1)	Based on the Consideration to be received in the Offer and the Merger.

(2)	Revenues and EBITDA for the last twelve months for the Company were for the twelve months ended March 31, 2009. Revenues and EBITDA for the last twelve months preceding a selected transaction were based on reported SEC sources.

(3)	Estimated revenues and EBITDA for the Company with respect to the forward twelve months period were for the twelve months ending March 31, 2009 and were based on estimates of the Company’s management. Revenues and EBITDA for the selected transactions for the forward twelve months period were based on Wall Street consensus estimates.

(4)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were greater than 40.0x. Accordingly, the results of eight transactions were omitted.

(5)	Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio. Accordingly, the results of three transactions were omitted.

(6)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were greater than 30.0x. Accordingly, the results of five transactions were omitted.

(7)	Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio. Accordingly, the results of six transactions were omitted.

The analysis showed that, based on the estimates and assumptions used in the analysis: (i) the enterprise value implied by the Consideration to be received in the Offer and the Merger as a multiple of projected revenues for the forward twelve months period and as a multiple of historical revenues for the last twelve months period were within the ranges of similar multiples for the selected financial profile transactions; and (ii) the enterprise value implied by the Consideration to be received in the Offer and the Merger as a multiple of projected EBITDA for the forward twelve months period and as a multiple of historical EBITDA for the last twelve months period were within the ranges of multiples for the selected financial profile transactions.

A comparable M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the comparable transaction analysis is identical to the Company or the Offer and the Merger, respectively.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending merger or buyout transactions to determine the premiums (or discounts) paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from Securities Data Corporation database where the target was publicly traded and classified as a medical device company as defined by the U.S. Department of Commerce according to certain Standard Industrial Classification codes and by applying the following criteria:

•	merger and acquisition transactions between a public company target and an acquirer;

•	transactions announced after July 1, 2001;

•	enterprise value greater than $50 million;

•	where for transactions involving multiple bids, the premium was calculated using the final bid as compared to the target’s 1-day, 1-week and 4-week stock price at the time of the initial offer; and

•	no negative premiums.

Piper Jaffray performed its analysis on sixty-five transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company’s stockholders based on the Consideration to be received in the Offer and the Merger.

		Selected Transactions
	VNUS (1)	High	Mean	Median	Low
1 day premium (2)	33%	149%	38%	31%	5%
1 week premium (3)	33%	219%	40%	29%	6%
4 week premium (4)	38%	301%	45%	33%	1%

(1)	Based on the Consideration to be received in the Offer and the Merger.

(2)	Premium based on closing price per Share of $21.86 on May 4, 2009.

(3)	Premium based on closing price per Share of $21.73 on April 28, 2009.

(4)	Premium based on closing price per Share of $20.94 on April 7, 2009.

This analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the Shares implied by the Consideration payable in the Offer and the Merger were within the range of premiums paid in the selected merger and acquisition transactions.

Discounted Cash Flows Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for the Company based on the net present value of (1) projected calendar year free cash flows from 2009 to 2013, discounted back to March 31, 2009 based on management projections and (2) a terminal value at calendar year end 2013 based upon EBITDA exit multiples, discounted back to March 31, 2009. Piper Jaffray utilized forecasts of future results furnished to it by the Company management for the period from calendar year 2009 through calendar year 2013. Piper Jaffray calculated the range of net present values based on discount rates ranging from 15.0% to 20.0% based on a weighted average cost of capital analysis plus a size premium, a discount rate of 10.0% on net operating loss carry forwards, an assumed tax rate of 38% and terminal EBITDA multiples ranging from 9.0x to 12.0x applied to the projected calendar year 2013 EBITDA. This analysis resulted in implied per share values of the Company’s equity ranging from a low of $26.44 to a high of $37.19. Piper Jaffray observed that the Consideration to be received in the Offer and the Merger was within the range of values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of the Company.

No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Offer and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Company Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray’s opinion was one of many factors taken into consideration by the Company Board in making the determination to approve the Merger Agreement. While Piper Jaffray provided advice to the Company Board during the Company’s negotiations with Covidien, Piper Jaffray did not recommend any specific consideration.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of the Company that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that such management is not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. Piper Jaffray expresses no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with the Company’s consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement.

In arriving at its opinion, Piper Jaffray assumed that the executed Merger Agreement was in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the Offer and the Merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Offer and the Merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. In addition, Piper Jaffray did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. Piper Jaffray expressed no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither the Company nor Covidien is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Offer and the Merger.

Piper Jaffray’s opinion is necessarily based upon the information available to Piper Jaffray and facts and circumstances as they existed and are subject to evaluation on the date of its opinion; events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not express any opinion as to the price at which Shares may trade following announcement of the Offer or the Merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of Shares of the Consideration to be received by such holders in the Offer and the Merger, taken together, as set forth in the Merger Agreement and does not address any other terms or agreement relating to the Offer, the Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Offer and the Merger, the merits of the Offer and the Merger relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the aggregate Consideration payable pursuant to the Merger Agreement or any other terms contemplated by the Merger Agreement. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of Shares in the Offer and the Merger or with respect to the fairness of any such compensation. Except as expressly set forth in Piper Jaffray’s engagement letter with the Company dated April 13, 2009, Piper Jaffray’s opinion may not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to Piper Jaffray be made, without the prior written approval of Piper Jaffray.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements. The Company Board selected Piper Jaffray to render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions.

Piper Jaffray acted as the Company’s financial advisor in connection with the Offer and the Merger and will receive an estimated fee of approximately $5,900,000 from the Company, all of which, except for the amount discussed in the following sentence, is contingent upon the consummation of the Offer and the Merger. Piper Jaffray also received a fee of $750,000 for providing its opinion, which will be credited against the fee for financial advisory services described in the preceding sentence. The opinion fee was not contingent upon the consummation of the Offer and the Merger. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. Piper Jaffray has, in the past, provided financing services and/or financial advisory services to the Company and Covidien Ltd. and/or their affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, Piper Jaffray and its affiliates may actively trade securities of the Company and Covidien Ltd. for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company, Covidien Ltd. or entities that are affiliated with the Company or Covidien Ltd., for which Piper Jaffray would expect to receive compensation.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors, subsidiaries and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, each of the Company’s directors and officers has entered into a Tender and Voting Agreement, pursuant to which he or she has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire (pursuant to the exercise of Company stock options, the vesting of Company restricted stock units or otherwise), to Purchaser in the Offer. See Item 3 above under the heading “Arrangements with Purchaser and Parent—Tender and Voting Agreements.”

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Consideration, newly issued Shares. A summary of this irrevocable option is described in Item 8 below under the heading “Top-Up Option.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Piper Jaffray as its financial advisor in connection with, among other things, the Offer and the Merger. Pursuant to an engagement letter dated April 13, 2009, the Company will become obligated to pay Piper Jaffray a fee upon the closing of the Offer, which the Company currently estimates to be approximately $5,900,000, which includes the fee of $750,000 paid to Piper Jaffray upon the delivery of its written opinion, which is included as Annex II to this Schedule 14D-9. In addition, the Company has agreed to reimburse Piper Jaffray’s expenses (not to exceed $75,000, unless approved in writing by the Company) and to indemnify Piper Jaffray and certain related parties against certain liabilities arising out of their engagement.

Additional information pertaining to the retention of Piper Jaffray by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee and non-employee director benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for the following:

•

Each of the Company’s directors and officers, in his or her capacity as a stockholder of the Company, entered into a Tender and Voting Agreement, dated May 7, 2009, with Parent and Purchaser, as described under Item 3 above; and

•	See chart of transactions below.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Kirti Kamdar	May 1, 2009	500	$22.00—$22.05	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on February 26, 2009
William Franklin	May 1, 2009	1,500	$22.00—$22.05	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on August 5, 2008
Mohan Sancheti	April 27, 2009	2,500	$21.50	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on February 18, 2009
Kirti Kamdar	April 6, 2009	500	$22.00	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on February 26, 2009
William Franklin	April 1, 2009	1,500	$21.25	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on August 5, 2008
Kirti Kamdar	March 27, 2009	2,717	$22.00	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on February 26, 2009

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive appraisal rights for the “fair value” of their Shares as determined by the Delaware Court of Chancery. The value so determined could be more or less than the Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to Section 262 and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE CONSIDERATION.

Anti-takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Tender and Voting Agreements, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Consideration, newly issued Shares in an amount up to the lowest number of Shares that, when added to the number of Shares that is then directly or indirectly owned by Parent or the Purchaser, constitutes one Share more than 90% of the Shares after the issuance of the new Shares sold to the Purchaser (determined on a fully diluted basis on the date of determination), provided that this option shall not be exercisable (i) for a number of Shares in excess of the Shares authorized and unissued at the time of the exercise of the option and (ii) unless, following the Acceptance Time or after a subsequent offering period, 80% or more of the Shares shall be directly or indirectly owned by Parent or Purchaser. This option is exercisable once at any time following the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The purchase price owed by the Purchaser to the Company for the newly issued Shares will be paid to the Company (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by the Purchaser to the Company of a promissory note on terms reasonably satisfactory to the Company. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by the Purchaser or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of the Company—Representation on the Company Board” and in the Information Statement, and is incorporated by reference herein.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “10-Q”).

Certain Projections.

In connection with the Company’s quarterly earnings releases, it provides projections with respect to current quarter and current fiscal year revenue and earnings per share. The Company’s management from time to time has prepared internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with the due diligence review of the Company by Covidien, the Company provided to Covidien limited forward-looking information regarding the Company’s internal financial forecasts of its anticipated future operations for the fiscal years 2009 through 2011. The Company has advised Covidien, Parent and the Purchaser of certain assumptions, risks and limitations relating to the projections, as described below. A summary of these internal financial forecasts is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by the Company to Covidien.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecast not being achieved include, but are not limited to, the success and growth of the company’s products; competition and other risks associated with the market for the Company’s products and services; the Company’s ability to develop and introduce new products or enhancements to existing products; the Company’s ability to achieve and maintain market acceptance of new products or enhancements; the Company’s ability to attract and retain key personnel; the Company’s ability to protect its intellectual property and other proprietary rights; conflicts with the intellectual property of third parties; adverse regulatory or legal actions; the Company’s ability to manage its growth; the Company’s ability to successfully maintain effective internal controls; and other risks detailed in the 10-K. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Covidien or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Covidien or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, Covidien, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Covidien, Parent or the Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Company Projected Financial Information.

PROJECTED FINANCIAL INFORMATION

(in thousands)

	Fiscal Year Ended December 31,
	2009	2010	2011
Revenue	$111,677	$163,003	$210,323
EBITDA	$21,733	$41,498	$60,529

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations based on a number of factors affecting the Company’s business, including, among other things, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, overall economic and market conditions; fluctuating foreign exchange rates; changes in reimbursement levels established by governmental and third-party payors; commercial success of the Company’s licensees; changing competitive market, clinical trial data and regulatory conditions; changes in the credit markets impacting the fair value of the Company’s investment securities; continued market acceptance of the Company’s ClosureFAST catheter; customer and physician preferences; the Company’s ability to protect its patent position; and the effectiveness of advertising and other promotional campaigns. Detailed discussions of these and other risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this Schedule 14D-9 are included from time to time in the Company’s SEC Reports, including the 10-K and the 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated May 18, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Covidien Group S.a.r.l. and Covidien Delaware Corp. filed with the SEC on May 18, 2009).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Covidien Group S.a.r.l. and Covidien Delaware Corp. filed with the SEC on May 18¸ 2009).

(a)(3)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).

(a)(4)	Opinion of Piper Jaffray & Co., dated May 7, 2009 (included as Annex II to this Schedule 14D-9).

(a)(5)	Joint Press Release issued by the Company and Covidien, dated May 8, 2009 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on May 8, 2009).

(a)(6)	Letter to Stockholders of the Company, dated May 18, from Brian E. Farley, President and Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).

(a)(7)	Summary Advertisement published in The Wall Street Journal on May 18, 2009 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of Covidien Group S.a.r.l. and Covidien Delaware Corp. filed with the SEC on May 18, 2009).

(a)(8)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Covidien Group S.a.r.l. and Covidien Delaware Corp. filed with the SEC on May 18, 2009).

(a)(9)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Covidien Group S.a.r.l. and Covidien Delaware Corp. filed with the SEC on May 18, 2009).

(a)(10)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Covidien Group S.a.r.l. and Covidien Delaware Corp. filed with the SEC on May 18, 2009).

(e)(1)	Agreement and Plan of Merger, dated May 7, 2009, by and among Covidien Group S.a.r.l, Covidien Delaware Corp. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 8, 2009).

(e)(2)	Form of Indemnity Agreement for Directors and Officers (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A No. 333-117640, filed with the SEC on September 28, 2004).

(e)(3)	Amended and Restated VNUS Severance Plan for Management and Key Employees.

(e)(4)	Confidentiality and Standstill Agreement, dated as of February 3, 2009, by and between the Company and Tyco Healthcare Group LP d/b/a Covidien (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Covidien Group S.a.r.l. and Covidien Delaware Corp. filed with the SEC on May 18, 2009).

(e)(5)	Form of Tender and Voting Agreement, dated as of May 7, 2009, by and between Covidien Group S.a.r.l., Covidien Delaware Corp. and each of the Company’s directors and officers (incorporated by reference to Annex II to the Agreement and Plan of Merger filed as Exhibit (e)(1) to this Schedule 14D-9).

Exhibit Number	Description
(e)(6)	280G Excise Tax Agreement, dated as of May 7, 2009, by and between the Company and Brian E. Farley.

(e)(7)	280G Excise Tax Agreement, dated as of May 7, 2009, by and between the Company and Peter Osborne.

(e)(8)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1/A No. 333-117640, filed with the SEC on September 28, 2004).

(e)(9)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 7, 2008).

(e)(10)	Guaranty, dated as of May 7, 2009, of Covidien International Finance S.A. (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Covidien Group S.a.r.l. and Covidien Delaware Corp. filed with the SEC on May 18, 2009).

(e)(11)	VNUS Medical Technologies, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 8, 2009).

(e)(12)	VNUS Medical Technologies, Inc. 1995 Stock Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, No. 333-117640, filed with the SEC on July 23, 2004).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VNUS Medical Technologies, Inc.

By:	/s/ Brian E. Farley
Name:	Brian E. Farley
Title:	President and Chief Executive Officer

Dated: May 18, 2009

ANNEX I

VNUS MEDICAL TECHNOLOGIES, INC.

5799 FONTANOSO WAY

SAN JOSE, CALIFORNIA 95138

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about May 18, 2009 to holders of record of common stock, par value $0.001 per share (the “Common Stock”), of VNUS Medical Technologies, Inc., a Delaware corporation (the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Covidien Delaware Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), for all of the issued and outstanding shares of Common Stock (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the Company’s Board of Directors (the “Company Board” or the “Board of Directors”). Such designation would be made pursuant to Section 6.9 of the Agreement and Plan of Merger, dated as of May 7, 2009, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer on May 18, 2009 to purchase all of the outstanding Shares, at a purchase price of $29.00 per Share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2009 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 9:00 a.m., New York City time, on June 17, 2009, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on May 18, 2009.

Section 6.9 of the Merger Agreement provides that, promptly upon the payment by Purchaser for any Shares accepted by Purchaser for payment pursuant to the Offer at the Acceptance Time (as defined in the Merger Agreement), which Shares represent at least a majority of the issued and outstanding Shares pursuant to the Offer, Parent will be entitled to designate such number of directors on the Company Board as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this provision) multiplied by (ii) the percentage that (a) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Parent, Purchaser or any other subsidiary of Parent bears to (b) the number of such Shares outstanding. In connection with the foregoing, the Company will, subject to applicable law, take all action requested by Parent necessary to effect any such election or appointment, including, at the option of Parent, either increasing the size of the Company Board or obtaining the resignations of such number of its current directors, or both. However, in the event that Parent’s designees are elected or appointed to the Company Board, until the Effective Time, the Company Board will have at least three directors who were directors on May 7, 2009 and who are not officers of the Company (the “Continuing Directors”). If Parent’s designees to the Company Board constitute at least a majority thereof after the Acceptance Time and prior to the Effective Time, each of the following actions may be effected only if such action is approved by a majority of the Continuing Directors (or by the sole Continuing Director, if there be only one, or by the majority of the entire Company Board, if there be no Continuing Directors due to such persons’ deaths, disabilities or refusal to serve): (w) amendment or termination of the Merger Agreement by the Company, (x) exercise or waiver of any of the Company’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect holders of Shares other than Parent or Purchaser, (y) amend the Charter or the Bylaws (each as defined in the Merger Agreement), or (z) take any other action of the Company Board under or in connection with the Merger Agreement or the transactions contemplated thereby.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, the Purchaser and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Purchaser has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of May 13, 2009, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Covidien, 15 Hampshire Street, Mansfield, MA 02048.

Name	Age	Current Principal Occupation and Five-Year Employment History
Kevin G. DaSilva	45	Mr. DaSilva has been Vice President and Treasurer of Covidien Ltd. since June 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Prior to joining Tyco International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002. Mr. DaSilva is also a member of the board of directors and Vice President and Treasurer of Purchaser.

Eric C. Green	50	Mr. Green has been the Vice President and Chief Tax Officer of Covidien Ltd. since June 2007. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001. Mr. Green is a also Vice President and Assistant Treasurer of Purchaser, a Manager of Parent, and serves on the board of directors of Covidien International Finance S.A.

John W. Kapples	49	Mr. Kapples has been Vice President and Secretary of Tyco Healthcare Group LP d/b/a/ Covidien since November 2006. Prior to that, Mr. Kapples was Vice President and Secretary of Raytheon Company from January 2000 to October 2006. Mr. Kapples is also a member of the board of directors and a Vice President and Secretary of Purchaser.

John H. Masterson	48	Mr. Masterson has been Senior Vice President and General Counsel of Covidien Ltd. since December 2006. Prior to that, Mr. Masterson served as Vice President and General Counsel of Covidien Ltd. since 1999. Mr. Masterson is also Vice President and Assistant Secretary of Purchaser.

Amy A. McBride-Wendell	48	Ms. McBride-Wendell has been Senior Vice President, Strategy and Business Development of Covidien Ltd. since December 2006. Prior to that, Ms. McBride-Wendell served as Vice President, Business Development of Covidien Ltd. since 1998.

Name	Age	Current Principal Occupation and Five-Year Employment History
Matthew J. Nicolella	40	Mr. Nicolella is Vice President and Chief Mergers & Acquisitions/Licensing Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. Mr. Nicolella was Associate General Counsel for Tyco Healthcare Group LP from October 2003 through January 2007. Mr. Nicolella is also a member of the board of directors and a Vice President and Assistant Secretary of Purchaser.

Lawrence T. Weiss	39	Since December 2006, Mr. Weiss has been Vice President and Chief International Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. From 2003 through 2006, Mr. Weiss was Associate General Counsel of Tyco Healthcare Group LP. Mr. Weiss is a Vice President and Assistant Secretary of Purchaser.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of May 13, 2009, there were 16,234,156 shares of Common Stock outstanding. As of the date of this Information Statement, Parent and its affiliates, including the Purchaser, are not the owners of record of any shares of Common Stock.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on May 13, 2009:

Name	Age	Position
Brian E. Farley	51	President and Chief Executive Officer and Director
Peter Osborne	52	Chief Financial Officer and Vice President, Finance and Administration and Treasurer
William A. Franklin, Jr.	63	Vice President, Regulatory Affairs and Quality Assurance
Mohan F. Sancheti	45	Senior Vice President, Manufacturing
Kirti Kamdar	48	Senior Vice President, Research and Development
Donald Todd	56	Vice President, Marketing
Guido Smeets, M.D.	51	Chief Medical Officer and Vice President, Clinical Research
Mark S. Saxton	44	Vice President, U.S. Sales
W. James Fitzsimmons (2)(3)	52	Director
Michael J. Coyle (2)(3)	47	Director
Lori M. Robson (1)(3)	50	Director
Gregory T. Schiffman (1)	51	Director
Edward W. Unkart (1)(2)	59	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Governance and Nominating Committee.

Brian E. Farley joined the Company in 1995 as General Manager and was the first employee. Mr. Farley has served as a member of the Company Board and as the Company’s President and Chief Executive Officer since January 1996. Prior to January 1996, Mr. Farley was employed in various management and executive positions in research and development, clinical research and business development by Guidant Corporation, a medical device company, and in the medical device division of Eli Lilly & Company, a diversified healthcare company. Mr. Farley currently serves on the board of directors of Entellus, a privately held medical device company. Mr. Farley holds both a B.S. in Engineering with an emphasis in Biomedical Engineering and an M.S. in Electrical Engineering from Purdue University.

Peter Osborne joined the Company in January 2008 as Chief Financial Officer, Vice President of Finance and Administration, and Treasurer. Over various periods from September 2003 to January 2008, Mr. Osborne was an independent financial consultant serving as an interim Chief Financial Officer for VNUS Medical Technologies, as the acting Director of Corporate Finance for Sanmina-SCI, as the Chief Financial Officer at Optillion AB, and as the Chief Financial Officer at Neopolitan Networks. From October 2005 through February 2007, he also served as the Global Revenue Controller at Mercury Interactive/HP. From September 2000 to February 2007, he served as the Chief Financial Officer at WorldChain, Inc. From January 1981 through

September 2000, Mr. Osborne served with Deloitte & Touche LLP in various positions; acting as a Partner-in-Charge of their E-Business Practice from May 1996 through September 2000. Mr. Osborne is a Certified Public Accountant and holds both a B.S. in Operations Research and a Bachelor of Commerce in finance and statistics from the University of Cape Town in Cape Town South Africa, as well as having completed the Stanford University Executive Institute Program sponsored by the American Electronics Association.

William A. Franklin, Jr. joined the Company in April 2007 as Vice President, Regulatory Affairs and Quality Assurance. From January 2007 to March 2007, Mr. Franklin was unemployed. From April 2004 to December 2006, Mr. Franklin served as Vice President, Operations at IsoTis OrthoBiologics, Inc., a manufacturer of bone graft materials. From August 2002 to April 2004, Mr. Franklin was a consultant to medical device companies in the quality and regulatory areas. From 2001 to August 2002, Mr. Franklin served as Vice President, Manufacturing, Quality and Regulatory Affairs of Artecel Sciences, Inc., a biotechnology company. From 1994 to 2000, Mr. Franklin served as Vice President, Operations, and from 1992 to 1994 as Vice President, Quality Assurance and Regulatory Affairs, at Interpore Cross International, Inc., a medical device company. Mr. Franklin holds a B.S. in Microbiology from California State University at Long Beach.

Mohan F. Sancheti joined the Company in April 2006 as its Vice President of Manufacturing and in January of 2009 was promoted to its Senior Vice President of Manufacturing. From May 1998 to April 2006, Mr. Sancheti was employed by W.L. Gore and Associates in its Medical Products Division, serving from April 2005 to April 2006, as Director of Engineering; from April 2003 to March 2005, as Director of Manufacturing; from September 2001 to March 2003, as Senior Project Manager, Engineering and Manufacturing; from May 1999 to August 2001 as Senior Manufacturing Manager; and from May 1998 to April 1999, as Manufacturing Engineering Manager. Mr. Sancheti holds a B.S. degree in Mechanical Engineering from Birla Institute of Technology and Science, India and a M.S. degree in Manufacturing Engineering from the University of Massachusetts.

Kirti Kamdar joined the Company in December 2007 as Senior Vice President of Research and Development. From November 2003 to November 2007, Mr. Kamdar served first as a Vice President of R&D and then as a Senior Vice President at Cardiac Dimensions, Inc. From November 1998 to October 2003, Mr. Kamdar served as Vice President of R&D and as the Vice President of R&D/Manufacturing for Vascular Architects, Inc. From August 1996 to November 1998, Mr. Kamdar served as the Vice PresidenMarkt of R&D and the Vice President of Manufacturing at SOMNUS Medical Technologies. Prior to 1995, Mr. Kamdar served in various management and executive positions in the Research and Development and Engineering departments at Guided Medical Systems, Cardiac Pathways Corporation, Mallinckrodt Medical, Inc., C.R. Bard, Inc., a medical device company, and at Advanced Cardiovascular Systems. Mr. Kamdar holds a B.S. in Chemistry from Gujarat University, India, an M.S. in Polymer Engineering and Science from New Jersey Institute of Technology, and an Executive MBA from the University of Houston.

Donald Todd joined the Company in May 2008 as its Vice President of Marketing. From October 2005 through May 2008, Mr. Todd was employed by IRIDEX Corporation as their Senior Vice President of Marketing. From January 2004 through October 2005, Mr. Todd served as Vice President of Sales and Marketing for Cardiac Surgery with the Sorin Group North America. From July 2001 through September 2003, Mr. Todd was employed as an Executive Vice President for Venetec International. From January 1993 through June 2001 Mr. Todd served first as General Manager of Sales and Marketing and then as Senior General Manager of Sales and Marketing for Terumo Medical Corporation. From June 1989 to December 1992, Mr. Todd was employed as the Director of Marketing and Equipment for Iolab Corporation, a Division of Johnson & Johnson. From June 1981 through June 1989, Mr. Todd served in various positions for CooperVision/Alcon including as an International Marketing Manager, a Product Manager, a Regional Sales Manager, and a Sales Representative. Prior to joining CooperVision/Alcon, Mr. Todd began his career as a Medical Sales Representative, a Local Sales Representative, and a Trainer and Sales Specialist. Mr. Todd holds a B.A. in Business Administration from Colorado State University.

Guido E. Smeets, M.D. joined the Company in October 2008 as its Vice President of Clinical Research and Chief Medical Officer. From November 2007 through July 2008, Dr. Smeets was employed as Head of Clinical Affairs for Pelikan Technologies in Palo Alto, CA. From March 2006 through June 2007, Dr. Smeets served as the Vice President of Clinical Development for Ilypsa in Santa Clara, CA. From February 2001 through February 2006, Dr. Smeets was employed as the Vice President of Research & Development and the Vice President of Clinical Development for GMP Companies in Fort Lauderdale, FL. Dr. Smeets was employed as Associate Director of Clinical Research for Mallinckrodt in St. Louis, MO from December 1996 to October 2000, and from September 1992 through November 1996 as Manager of the Medical Business Team in Marketing and Associate Director of Clinical Research in The Netherlands. From August 1991 through August 1992, Dr. Smeets was employed as a Product Specialist in Sales by Johnson & Johnson (Cilag) in Brussels, Belgium. From March 1988 through August 1989, Dr. Smeets served as a Resident in Obstetrics and Gynecology in The Netherlands. Dr. Smeets holds a Doctor of Medicine from Utrecht University, School of Medicine and a MBA from the Erasmus University, Rotterdam School of Management, both in The Netherlands.

Mark S. Saxton joined the Company in March 2001 as Territory Sales Manager. Mr. Saxton was promoted to Midwest Regional Sales Manager in April 2002, Regional Sales Director in May 2005 and Director of Sales in July 2005. In April 2007, Mr. Saxton was appointed Vice President, U.S. Sales. From 1999 to March 2001, Mr. Saxton served as a sales trainer and sales representative at InnerDyne Medical, Inc., a medical device company. From 1993 to 1999, Mr. Saxton held various sales positions at PMT Corporation, Plastic Surgery Division, a medical device company, including National Sales Manager. Mr. Saxton holds a B.A. degree in business administration from Western Michigan University.

W. James Fitzsimmons has served as a member of the Company Board since February 1996. He has served as Chairman and Chief Executive Officer of Archus Orthopedics, Inc., a privately held spinal implant company, since April 2003. From August 2000 to March 2003, he was founder and managing director of Scout Medical Technologies LLC, a medical device incubator. From December 1999 to August 2000, Mr. Fitzsimmons pursued personal business opportunities. From 1997 to December 1999, Mr. Fitzsimmons served as Senior Vice President and General Manager of the Cardiac and Vascular Surgery Group of Guidant Corporation, a medical device company. Mr. Fitzsimmons is a member of the board of directors of several privately owned medical device companies. Mr. Fitzsimmons also is a member of the Entrepreneurship Center Advisory Board of the Albers School of Business and Economics at Seattle University. Mr. Fitzsimmons holds both a B.S. in Biology-Premedical and an M.B.A. from Seattle University.

Michael J. Coyle was appointed to the Company Board in July 2005. He is currently a consultant to medical device companies, private equity and venture capital firms focusing on business development opportunities and business process improvements. From February 2001 through June 2007, Mr. Coyle was president of the Cardiac Rhythm Management Division of St. Jude Medical, Inc., a medical device company specializing in the development and manufacturing of cardiovascular devices. He joined St. Jude Medical as director of Business Development in 1994 and was appointed president of the Daig Division, a specialty catheter business, in 1997. Previously, Mr. Coyle spent nine years in business and technical management positions in the medical device and pharmaceutical divisions of Eli Lilly & Company. He holds a B.S. in Chemical Engineering from Case Western Reserve University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Lori M. Robson, Ph.D. has served as a member of the Company Board since May 1999. Dr. Robson initially was elected by the holders of a majority of the Company’s preferred stock outstanding prior to the Company’s initial public offering pursuant to the terms of a letter agreement among the Sprout Group, Menlo Ventures, Bank of America Ventures, Bay City Capital Fund I L.P. and their affiliated entities in connection with the Company’s Series D preferred stock financing. Currently retired, from 1997 through 2004, Dr. Robson was an investment professional at Bay City Capital LLC, a private merchant bank focused on the life science industry. While at Bay City Capital, Dr. Robson also held the position of Chief Investment Officer of the firm’s North American Nutrition and Agribusiness Fund and served on the board of directors at Senomyx Corporation as well as several privately held life science companies. Prior to joining Bay City Capital in 1997, Dr. Robson was Manager of

Licensing and Technology Acquisition in the Biotechnology Division of Bayer Corporation, a research-based healthcare, life science and chemical company. Dr. Robson holds a Ph.D. in Bacteriology from the University of Wisconsin at Madison and was a post-doctoral fellow at The Johns Hopkins University School of Medicine. Dr. Robson also holds an M.B.A. from the University of California, Berkeley, Haas School of Business.

Gregory T. Schiffman has served as a member of the Company Board since April 2006. Since December 2006, Mr. Schiffman has served as Senior Vice President, Chief Financial Officer and Treasurer of Dendreon, Inc., a biopharmaceutical company. From February 2005 to December 2006, Mr. Schiffman served as Executive Vice President and Chief Financial Officer of Affymetrix, Inc., a genetic technology company. Mr. Schiffman held various other positions with Affymetrix since March 2001, including Vice President, Finance, Vice President and Chief Financial Officer and Senior Vice President. Prior to joining Affymetrix, Mr. Schiffman was the Vice President, Controller of Applied Biosystems, Inc., a life sciences company, from October 1998. From 1987 through 1998, Mr. Schiffman held various managerial and financial positions at Hewlett Packard Company, a technology company. Mr. Schiffman currently serves as a director and chairs the audit committee of Entelos, Inc., a publicly traded biopharmaceutical company, and of Nanomix, Inc., a privately held nanotechnology company. Mr. Schiffman holds a B.S. in Accounting from De Paul University and an M.B.A. from Northwestern University, J. L. Kellogg Graduate School of Management.

Edward W. Unkart was appointed to the Company Board in October 2004. Since January 2009, Mr. Unkart has been an independent consultant. From January 2005 to December 2008, Mr. Unkart served as Vice President, Finance and Administration, Chief Financial Officer and Assistant Secretary of SurgRx, Inc., which was acquired by Johnson & Johnson in October 2008. From June 2004 through December 2004, Mr. Unkart was an independent consultant. From May 2001 until May 2004, Mr. Unkart served as Vice President of Finance and Administration, Chief Financial Officer and Assistant Secretary of Novacept, which was acquired by Cytyc Corporation in March 2004. Mr. Unkart currently serves on the board of directors and chairs the audit committee of Xtent, Inc., a publicly traded medical device company, and of Concentric Medical, Inc., a privately held medical device company. Mr. Unkart is a Certified Public Accountant and holds a B.S. in Statistics and an M.B.A. from Stanford University.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company.

Corporate Governance Guidelines and Independence

The Company Board has adopted Corporate Governance Guidelines (the “Guidelines”) to address significant corporate governance issues. The Guidelines provide a framework for corporate governance matters and include topics such as the composition and evaluation of the members of the Company Board and its committees. The Governance and Nominating Committee is responsible for reviewing the Guidelines, and reporting and recommending to the Company Board any changes to the Guidelines.

The Guidelines provide that the Company Board perform, on an annual basis, an analysis as to whether each member of the Company Board is independent. The Company Board has adopted the independence standards of The Nasdaq Stock Market (“Nasdaq”), and reviews all commercial and other relationships of each director and his or her family members in making its determination as to the independence of its directors. The Company Board has determined that Mr. Fitzsimmons, Mr. Coyle, Dr. Robson, Mr. Schiffman and Mr. Unkart each qualify as independent under the Nasdaq requirements.

The Guidelines also provide that members of the Company Board will make reasonable efforts to attend annual meetings of stockholders in order to provide stockholders with an opportunity to communicate with directors about issues affecting us. Mr. Farley, Mr. Fitzsimmons, Dr. Robson, Mr. Schiffman, and Mr. Unkart were in attendance at the annual meeting of our stockholders in 2008.

The Company Board has also adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers, employees, consultants, contractors and agents, wherever they are located, and whether they work for us on a full- or part-time basis. The Code was designed to help such directors, employees and other agents resolve ethical issues encountered in the business environment. The Code covers topics such as conflicts of interest, compliance with laws, confidentiality of Company information, encouraging the reporting of any illegal or unethical behavior, fair dealing, and use of Company assets.

You can access our Guidelines and Code, as adopted by the Company Board, at the Corporate Governance page under Investor Relations on our website at www.vnus.com. Information contained on our website is not incorporated by reference in, or considered to be a part of, this Information Statement. We may post amendments to or waivers of the provisions of the Code, if any, made with respect to any directors and employees on our website.

Director Nominations

Process for Identifying and Evaluating Director Nominees

The Company Board is responsible for nominating directors for election at meetings of stockholders or to fill vacancies on the Company Board. The Company Board has delegated the selection and nomination process to the Governance and Nominating Committee, with the expectation that other members of the Company Board, and of management, will be requested to take part in the process as appropriate.

Procedures for Re-Nomination of a Current Director

The Governance and Nominating Committee reviews, at least annually, the performance of each current director and considers the results of such evaluation when determining whether or not to re-nominate such director for an additional term. In addition to reviewing the qualifications outlined under “Director Qualifications” below, in determining whether to recommend a director for re-election, the Governance and Nominating Committee also considers the director’s past attendance at meetings and participation in and contributions to the activities of the Company Board. As part of this analysis, the Governance and Nominating Committee will also take into account the nature of and time involved in a director’s service on other boards or committees.

New Candidates

Generally, the Governance and Nominating Committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisers, through recommendations submitted by stockholders, or through such other methods as the Governance and Nominating Committee deems to be helpful to identify candidates. Once candidates have been identified, the Governance and Nominating Committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the Governance and Nominating Committee. The Governance and Nominating Committee may gather information about the candidates through interviews, detailed questionnaires regarding experience, background and independence, comprehensive background checks from a qualified company of its choosing, or any other means that the Governance and Nominating Committee deems to be helpful in the evaluation process.

An initial reviewing member of the Governance and Nominating Committee will make a preliminary determination regarding whether a potential candidate is qualified to fill a vacancy or satisfy a particular need. If so, the full Governance and Nominating Committee will make an investigation and interview the potential candidate, as necessary, to make an informed final determination. The Governance and Nominating Committee will meet as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Company Board. The policy of the Governance and Nominating Committee is that there be no difference in the manner by which it evaluates director nominees, whether nominated by management, by a member of the Company Board or by a stockholder. Based on the results of the evaluation process, the Governance and Nominating Committee recommends candidates for the Board of Director’s approval as director nominees for election to the Company Board. The Governance and Nominating Committee also recommends candidates for the Board of Director’s appointment to the committees of the Company Board.

Director Qualifications

The Governance and Nominating Committee is responsible for reviewing with the Company Board from time to time the appropriate qualities, skills and characteristics desired of members of the Company Board in the context of the needs of the business and current make-up of the Company Board. In evaluating the suitability of individual candidates (both new candidates and current members of the Company Board), the Governance and Nominating Committee, in nominating candidates for election, or the Company Board, in approving (and, in the case of vacancies, appointing) such candidates, take into account many factors, including:

•	the ability of a candidate to make independent analytical inquiries;

•	the candidate’s general understanding of marketing, finance and other elements relevant to the success of a publicly traded company in today’s business environment;

•	the candidate’s experience in the medical device industry and with relevant social policy concerns;

•	the candidate’s understanding of our business on a technical level; and

•	the candidate’s other board service and educational and professional background.

Each candidate nominee must also possess fundamental qualities of intelligence, honesty, good judgment, high ethics and standards of integrity, fairness and responsibility. A candidate must also have substantial or significant business or professional experience or an understanding of life sciences, finance, marketing, financial reporting, international business or other disciplines relevant to our business.

The Company Board evaluates each individual in the context of the Company Board as a whole, with the objective of assembling a group that can best perpetuate the success of our business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Procedures for Recommendation of Director Nominees by Stockholders

The Governance and Nominating Committee will consider director candidates who are recommended by our stockholders. Stockholders, in submitting recommendations to the Governance and Nominating Committee for director candidates, must comply with our Bylaws as well as the procedures established by the Governance and Nominating Committee, which provide that the person or group submitting the recommendation must provide the Governance and Nominating Committee with a notice that sets forth:

•

all information relating to each nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case, pursuant to Regulation 14A under the Exchange Act;

•	information regarding the relationship between the recommending stockholder or recommending stockholder group and the nominee;

•

whether the nominee or any immediate family member of the nominee has, during the year of the nomination or the preceding three fiscal years, accepted directly or indirectly certain consulting, advisory, or other compensatory fees from the recommending stockholder or any member of the group of recommending stockholders or any affiliate of any such holder or member;

•	such information as may be reasonably required to determine whether the nominee is qualified to serve on the Audit Committee of the Company Board;

•	such information as may be reasonably required to determine whether the nominee complies with the standards of independence established by Nasdaq;

•	each nominee’s written consent to being named in a proxy statement as a nominee and to serving as a director if elected;

•	the name and address of the recommending stockholder or recommending stockholder group giving the notice (and the beneficial owner, if any, on whose behalf the nomination is made);

•

the class and number of shares of our capital stock that are owned beneficially and of record by such recommending stockholder or recommending stockholder group (and such beneficial owner, if applicable);

•

a representation that the recommending stockholder or members of the recommending stockholder group are holders of record of our stock entitled to vote at such meeting and intend to appear in person or by proxy at the meeting to propose such nomination; and

•	a representation whether the recommending stockholder or recommending stockholder group (or such beneficial owner, if any), intends to solicit proxies from stockholders in support of such nomination.

We may request from the recommending stockholder or recommending stockholder group such other information as may reasonably be required to determine whether each person recommended by a stockholder or stockholder group as a nominee meets the minimum director qualifications established by the Company Board and to enable us to make appropriate disclosures to stockholders entitled to vote in the next election of directors. Nominees are required to make themselves reasonably available to be interviewed by the Governance and Nominating Committee and members of management, as determined appropriate by the Governance and Nominating Committee. We will not accept a stockholder recommendation for a nominee if the recommended candidate’s candidacy or, if elected, Company Board membership, would violate applicable state law, federal law or the rules of any exchange or market on which our securities are listed or traded.

Notices should be directed to the attention of the Interim Secretary and Senior Director of Human Resources, VNUS Medical Technologies, Inc., 5799 Fontanoso Way, San Jose, California, 95138.

Committees and Meetings of the Company Board

The Company Board held 11 meetings during 2008. All directors attended at least 85% of the aggregate number of meetings of the Company Board and committees of the Company Board, as applicable. Each director is expected to attend meetings of the Company Board and all committees on which the director sits. A director who is unable to attend a meeting is expected to notify the Chairman of the Company Board or the Chairman of the appropriate committee in advance of such meeting, and, whenever possible, participate in such meeting via teleconference. In addition, the Company Board expects that directors will make reasonable efforts to attend annual meetings of stockholders.

On July 10, 2008, Kathleen D. LaPorte resigned from the Company Board. She had served on the Company Board since April 1997 and was a member of the Compensation Committee.

The Company Board has established three standing committees: the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. Each committee of the Company Board has a charter that has been assessed and approved by the Company Board. Each committee reviews the appropriateness of its charter at least annually. The charters of these committees are available at the Corporate Governance page under Investor Relations on our website at www.vnus.com.

Audit Committee

The Audit Committee currently consists of Mr. Unkart, Dr. Robson and Mr. Schiffman, with Mr. Unkart serving as the Chairman. Each of Mr. Unkart, Dr. Robson and Mr. Schiffman is an independent member of the Company Board as defined by, and meets the other requirements for service on the Audit Committee set forth in, the listing standards of the Nasdaq and applicable Securities and Exchange Commission (“SEC”) rules. The Company Board has determined that Mr. Unkart and Mr. Schiffman are audit committee financial experts (as is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002) and meet the financial sophistication requirements of the Nasdaq listing standards. The Audit Committee held 13 meetings during the year ended December 31, 2008, with all of the members of the Committee in attendance at each meeting. The responsibilities of the Audit Committee include:

•	meeting with our management periodically to consider management’s analysis of the adequacy of our internal controls and the objectivity of our financial reporting;

•

appointing the independent registered public accounting firm, determining the compensation of the independent registered public accounting firm and pre-approving the engagement of the independent registered public accounting firm for audit and non-audit services;

•

overseeing the independent registered public accounting firm, including reviewing independence and quality control procedures and experience and qualifications of audit personnel that are providing audit services;

•

meeting with the independent registered public accounting firm and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•

reviewing our financing plans, management’s analysis of the adequacy and sufficiency of financial and accounting controls, practices and procedures, the activities and recommendations of the auditors and our reporting policies and practices, and reporting recommendations to the full Company Board for approval;

•

establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the reports required by the SEC rules to be included in our annual proxy statement.

Compensation Committee

The Compensation Committee currently consists of Mr. Fitzsimmons, Mr. Coyle, and Mr. Unkart (who replaced Ms. LaPorte in August 2008), with Mr. Fitzsimmons serving as the Chairman. Each of Mr. Fitzsimmons, Mr. Coyle, and Mr. Unkart, is an independent member of the Company Board as defined by the Nasdaq listing standards. The Compensation Committee held seven meetings during the year ended December 31, 2008, and each member of the Compensation Committee attended at least 85% of the total meetings of the Committee held when he or she was a member. The responsibilities of the Compensation Committee include:

•	designing and approving (in consultation with management and the Company Board) overall employee compensation policies and recommending to the Company Board major compensation programs;

•	reviewing and approving the compensation of our Chief Executive Officer and other corporate officers, including salary, performance-based cash bonus and equity awards; and

•	producing an annual Compensation Disclosure and Analysis report on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations.

Governance and Nominating Committee

The Governance and Nominating Committee currently consists of Mr. Coyle, Mr. Fitzsimmons and Dr. Robson, with Mr. Coyle serving as the Chairman. Each of Mr. Fitzsimmons, Mr. Coyle and Dr. Robson are independent as defined by the Nasdaq listing standards. The Governance and Nominating Committee met twice during the year ended December 31, 2008, with all members of the Committee in attendance at each meeting. The responsibilities of the Governance and Nominating Committee include:

•	selecting or recommending qualified candidates for election to the Company Board and appointment to the Committees of the Company Board;

•	evaluating and reviewing the performance of existing directors;

•	making recommendations to the Company Board regarding governance matters, including our Certificate of Incorporation, Bylaws and Charters of the Committees of the Company Board; and

•	developing and recommending to the Company Board applicable governance and nominating guidelines.

Compensation Committee Interlocks and Insider Participation

Mr. Fitzsimmons and Mr. Coyle served as the members of the Compensation Committee for the entire year ended December 31, 2008. Ms. LaPorte served as a member of the Committee until her resignation from the Company Board in July 2008. Mr. Unkart replaced Ms. LaPorte on the Compensation Committee in August 2008. No member of the Compensation Committee has at any time served as an officer or been otherwise employed by the Company. None of the Company’s executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has executive officers who have served on our Company Board or Compensation Committee.

Communications with the Company Board

We provide a process for stockholders to send communications to the Company Board, the non-management members as a group, or any of the directors individually. Stockholders may contact any of the directors, including the non-management directors, by writing to them c/o the Interim Secretary and Senior Director of Human Resources, VNUS Medical Technologies, Inc., 5799 Fontanoso Way, San Jose, California, 95138, or by emailing them at boardofdirectors@vnus.com. All communications will be compiled by our Interim Secretary and Senior Director of Human Resources, and submitted to the Company Board or the individual directors, as applicable, on a periodic basis.

Communications from our officers or directors and proposals submitted by stockholders to be included in our definitive proxy statement, pursuant to Rule 14a-8 of the Exchange Act (and related communications), will not be viewed as a stockholder communications. Communications from our employees or agents will be viewed as stockholder communications only if such communications are made solely in such employee’s or agent’s capacity as a stockholder.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification Arrangements

Pursuant to the Charter and Bylaws, we are obligated, to the maximum extent permitted by Delaware law, to indemnify each of our directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding, arising by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise. Our charter and bylaws provide that the Company shall advance payment of expenses incurred by an officer or director who may be entitled to indemnification in defending an action, suit or proceeding for which indemnification may be required. Our charter and bylaws permit us to purchase and maintain insurance on behalf of a person who is or was a director or officer of the Company or, at our request, served in such a capacity or as an employee or agent of another enterprise. We have entered into indemnity agreements with our directors and officers. The indemnity agreements generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director.

Procedures for Approval of Related Person Transactions

As provided by the Company’s Audit Committee Charter and in accordance with the Company’s Corporate Governance Guidelines, the Audit Committee of the Company Boards reviews all related party transactions and potential conflict of interest situations on an ongoing basis, and such transactions must be approved by the Audit Committee. The Company’s Corporate Governance Guidelines provide that existing related party transactions are reviewed on an ongoing basis, but not less than annually, with the goals of ensuring that such transactions are being pursued in accordance with all of the understandings and commitments made at the time they were previously approved, ensuring that payments being made with respect to such transactions are appropriately reviewed and documented and reaffirming the continuing desirability of and need for each related party arrangement. Newly proposed related party transactions are reviewed by independent directors, who have the authority to hire and consult with outside financial, legal and other advisors as they deem appropriate in their evaluation of any such proposed transactions. The information provided to the directors reviewing a transaction must be sufficiently comprehensive so that directors can reach informed decisions about related party transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 13, 2009, the number and percentage of the outstanding shares of Common Stock which, according to the information supplied to us, are beneficially owned by:

•	each person who, to our knowledge, is the beneficial owner of more than 5% of the outstanding Common Stock;

•	each person who is currently a director of the Company;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Except to the extent indicated in the footnotes to the following table, the person or entity listed has sole voting and dispositive power with respect to the shares that are deemed beneficially owned by such person or entity, subject to community property laws, where applicable.

Name and Address	VNUS Common Stock (#)	Stock Options Exercisable Within 60 days of May 13, 2009 (1)	Restricted Stock Units Distributable Within 60 Days of May 13, 2009 (2)	Total Beneficial Ownership	Percentage of Common Stock Beneficially Owned (3)
5% Holders:
Wasatch Advisors, Inc. (4)	1,576,615	—	—	1,576,615	9.71%
Entities affiliated with BlackRock, Inc. (5)	944,060	—	—	944,060	5.82%
Renaissance Technologies LLC (6)	1,005,400	—	—	1,005,400	6.19%

Directors:
Brian E. Farley (7)	145,431	336,457	—	481,888	2.91%
W. James Fitzsimmons	13,250	9,000	750	23,000	*
Lori M. Robson, Ph.D.	21,000	22,250	750	44,000	*
Edward W. Unkart (8)	5,250	58,000	750	64,000	*
Michael J. Coyle (9)	5,250	48,000	750	54,000	*
Gregory T. Schiffman	5,250	18,000	750	24,000	*

Other Named Executive Officers:
Peter Osborne	5,945	20,000	—	25,945	*
Kirti Kamdar	2,496	22,250	—	24,746	*
Mohan Sancheti	16,362	28,944	—	45,306	*
Mark Saxton	13,855	11,457	—	25,312	*

All current executive officers and directors as a group (13 persons):	242,339	609,566	3,750	855,655	5.08%

*	Represents less than 1%.

(1)	Represents shares of Common Stock that the holder may acquire upon the exercise of currently vested options or options that will become vested within 60 days after May 13, 2009.

(2)	Represents shares of Common Stock underlying restricted stock unit awards that are or will become vested and distributable within 60 days after May 13, 2009.

(3)	The percentage of shares beneficially owned is based on 16,234,156 shares of Common Stock outstanding as of May 13, 2009. Shares of Common Stock subject to restricted stock unit awards or options which are currently vested or exercisable or which will become vested or exercisable within 60 days after May 13, 2009 are deemed to be beneficially owned by the person holding such restricted stock units or options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(4)	This information is derived from a Schedule 13G filed by Wasatch Advisors, Inc., a Utah investment advisor, with the SEC on February 17, 2009. The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah, 84111.

(5)	This information is derived from a Schedule 13G filed by affiliates of BlackRock, Inc., the parent holding company for a number of investment management subsidiaries, with the SEC on February 10, 2009, which affiliates include BlackRock Advisors, LLC; BlackRock Investment Management, LLC; and BlackRock (Channel Islands) Ltd. Such affiliates share voting and dispositive power over such shares of Common Stock. The principal business address for BlackRock, Inc., is 40 East 52nd Street, New York, NY 10022.

(6)	This information is derived from a Schedule 13G filed by Renaissance Technologies LLC and James H. Simons, with the SEC on February 13, 2009. The address for Renaissance Technologies LLC is 800 Third Avenue, New York, New York 10022.

(7)	Mr. Farley is also a Named Executive Officer. Consists of 125,433 shares of Common Stock held directly by Mr. Farley and 19,998 shares of Common Stock held by his children.

(8)	5,250 shares of Common Stock held by the Takei Unkart Family Trust, of which Mr. Unkart is a trustee.

(9)	5,250 shares of Common Stock held by The Coyle Family Trust, of which Mr. Coyle is a trustee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of copies of such forms and the written representations received from certain reporting persons, we believe that all directors, executive officers and persons who own more than 10% of our Common Stock filed reports required by Section 16(a) on a timely basis during the year ended December 31, 2008 or prior fiscal years, except for a delinquent filing on Form 4 for Mohan Sancheti filed on May 13, 2009 for a transaction that occurred on March 1, 2007.

DIRECTORS’ COMPENSATION AND BENEFITS

Effective January 1, 2008, each non-employee director is paid a $25,000 annual retainer, with the exception of the Chair of the Company Board, who is paid an annual retainer of $35,000. The Chair of the Audit Committee is paid an additional annual retainer of $14,000 and the other Audit Committee members are paid an additional annual retainer of $6,000. The Chair of the Compensation Committee is paid an additional annual retainer of $8,000 and the other Compensation Committee members are paid an additional annual retainer of $4,000. The Chair of the Governance and Nominating Committee is paid an additional $4,000 annual retainer and the other Governance and Nominating Committee members are paid an additional $2,000 annual retainer. All of the foregoing annual retainers are paid in quarterly installments.

In addition, effective January 1, 2008, each new non-employee director is granted an initial option upon appointment or election to the Company Board to purchase 18,000 shares of Common Stock and an initial grant of 6,000 restricted stock units, which vest in three equal, yearly installments so that the option and restricted stock units are fully vested three years after the grant date. Each non-employee director is also automatically granted an option to purchase 9,000 shares of our Common Stock as well as 3,000 restricted stock units at each annual meeting of stockholders as of which such director continues to serve that is at least six months after their initial option and restricted stock unit grant, which vest in four equal and consecutive quarterly installments so that such options and restricted stock units are fully vested one year after the grant date.

In March 2009, the Compensation Committee recommended changing the Company Board’s cash compensation to bring it up to the 50th percentile of the peer reference group used as a market check for executive compensation. Effective January 1, 2009, each non-employee director is paid a $30,000 annual retainer, with the exception of the Chair of the Company Board, who is paid an annual retainer of $42,000. The Chair of the Audit Committee is paid an additional annual retainer of $20,000 and the other Audit Committee members are paid an additional annual retainer of $10,000. The Chair of the Compensation Committee is paid an additional annual retainer of $13,000 and the other Compensation Committee members are paid an additional annual retainer of $7,000. The Chair of the Governance and Nominating Committee is paid an additional $5,000 annual retainer and the other Governance and Nominating Committee members are paid an additional $3,000 annual retainer. All of the foregoing annual retainers are paid in quarterly installments.

In March 2009, the Company Board amended their stock granting guidelines to reflect the Compensation Committee’s decision to grant only restricted stock units on an annual basis and to grant a mix of options and restricted stock units for the initial appointment or election of a Company Board member. Effective January 1, 2009, each new non-employee director is granted an initial option upon appointment or election to the Company Board to purchase 9,000 shares of Common Stock and an initial grant of 3,000 restricted stock units, which vest in three equal yearly installments so that the option and restricted stock units are fully vested three years after the grant date. Each non-employee director is also automatically granted 5,000 restricted stock units at each annual meeting of stockholders as of which such director continues to serve that is at least six months after their initial option and restricted stock unit grant, which vest in four equal and consecutive quarterly installments so that such restricted stock units are fully vested one year after the grant date.

The following table sets forth the retainer and other cash fees received by the non-employee directors during 2008, as well as the total equity compensation received by the non-employee directors in 2008.

Director Compensation for Fiscal Year 2008

Name	Fees Earned or Paid in Cash $	Restricted Stock Unit Awards (1)(2)(3) $	Option Awards (1)(2)(3) $	Total $
W. James Fitzsimmons	$45,000	44,997	93,809	$183,806
Kathleen D. LaPorte	$14,500	23,448	52,242	$90,190
Lori M. Robson	$33,000	44,997	93,809	$171,806
Edward W. Unkart	$40,000	44,997	93,809	$178,806
Michael J. Coyle	$33,000	44,997	93,809	$171,806
Gregory T. Schiffman	$31,000	44,997	93,809	$169,806

(1)	The amounts in this column are calculated using the same valuation methodology the Company uses for financial reporting purposes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (R), “Share Based Payment,” (“SFAS No. 123(R)”). The impact of estimated forfeitures related to service-based vesting is not included in this calculation, in accordance with SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the directors during the fiscal year.

(2)	Number outstanding at December 31, 2008 of RSU and option awards:

	RSU Awards	Option Awards
W. James Fitzsimmons	1,500	9,000
Kathleen D. LaPorte	—	—
Lori M. Robson	1,500	38,000
Edward W. Unkart	1,500	58,000
Michael J. Coyle	1,500	48,000
Gregory T. Schiffman	1,500	18,000

(3)	Grant date fair value of RSU and option awards granted during the fiscal year ending December 31, 2008:

	RSU Awards	Option Awards
W. James Fitzsimmons	$51,150	$98,667
Kathleen D. LaPorte	$51,150	$98,667
Lori M. Robson	$51,150	$98,667
Edward W. Unkart	$51,150	$98,667
Michael J. Coyle	$51,150	$98,667
Gregory T. Schiffman	$51,150	$98,667

Directors who also are our employees do not receive any fees for their service as a director.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The Named Executive Officers for 2008

Our Named Executive Officers, or NEOs, for 2008 are:

•	Brian E. Farley, Chief Executive Officer and President;

•	Peter Osborne, Chief Financial Officer, Vice President of Finance and Administration, and Treasurer;

•	Kirti Kamdar, Senior Vice President of Research and Development;

•	Mohan Sancheti, Senior Vice President, Manufacturing; and

•	Mark Saxton, Vice President, U.S. Sales.

Executive Compensation Philosophy and Objectives

We believe that compensation paid to all executive officers, including NEOs, should be based on and aligned with our Company’s performance. Executive compensation is linked to measurable results intended to create value for our stockholders and avoid excessive risk. The Compensation Committee’s (the “Committee”) executive compensation philosophy embraces four core objectives:

•	Market Driven: Provide competitive compensation to attract, motivate and retain superior talent;

•	Performance-Based: Reward team and individual success tied to overall Company performance;

•	Equitable: Ensure that rewards are internally and externally equitable; and

•	Values-Oriented: Reinforce a commitment to our values.

Our goal is to attract, motivate and retain highly capable and talented executives by providing competitive compensation in a cost-effective manner that rewards our Company’s successful performance, as well as each executive’s contribution to that success. Our compensation practices reflect the Committee’s overarching belief that executive pay should fundamentally be performance-based, fair, competitive, reasonable, and appropriate. The Committee approaches our executive compensation objectives through four key components:

•

Base Salary: Competitive with peer companies used for a reference point, targeting the 50th percentile, but allowing for adjustment of target upon taking into account company performance relative to peer reference companies. The target may be adjusted when taking the following measurements into account:

•	company strategic and operational performance relative to our peer reference companies;

•	individual officer contributions and performance evaluation;

•	officer’s job scope and responsibilities;

•	experience and background;

•	criticality to the organization;

•	unique skills;

•	demand in the labor market;

•	retention concerns;

•	development and succession plans;

•	recommendations from the Chief Executive Officer (with the exception of his own compensation); and

•	internal and external equity.

•

Performance-Based Cash Bonus: Rewards should be performance-based, focused on achieving company financial objectives (revenue and profitability), departmental objectives, and individual objectives. The performance-based cash bonus component positions us, on average, at the 63rd percentile at target achievement compared to our peer group for a cash bonus. In 2008, the specific corporate performance goals were based on revenue and profitability objectives that are directly linked to creating value for shareholders and do not encourage excessive risk taking.

•	Total Cash Compensation: At 100% achievement of objectives, total cash compensation is positioned, on average, at the 49th percentile of peer companies.

•

Equity: Equity awards align shareholder and executive/employee interests. The Committee grants long-term equity compensation to the executive officers in the form of time-based restricted stock units and contingent performance-based restricted stock unit awards. Vesting of the contingent performance-based restricted stock units is conditional upon achievement of company revenue and profitability objectives based on the Board-approved Annual Operating Plan. If the goals associated with these contingent performance-based restricted stock unit grants are achieved, the combined long-term incentive compensation grants are targeted at, on average, the 67th percentile of peer benchmark companies. Meaningful equity opportunities should be provided to those executives most responsible for driving results. Actual awards will reflect:

•	each individual officer’s job scope, responsibilities, experience, and background;

•	retention objectives and retention power of unvested equity;

•	total potential ownership levels;

•	criticality to the organization;

•	unique skills;

•	individual performance and contributions to the company;

•	demand in the labor market;

•	long-term succession plans/development plans;

•	overall Company strategic and operational performance;

•	relative levels of equity incentives among the officers;

•	recommendations from the Chief Executive Officer (for all NEO’s apart from himself);

•	Chief Executive Officer’s performance evaluation and Board feedback; and

•	market competitive data analysis developed by Compensia, Inc.

Our executive officers, including NEOs, are key drivers of VNUS’ business strategy and overall Company performance. As such, retention of these individuals enhance our ability to execute well in our marketplace.

Executive Compensation Process

Overview

The Committee has the primary authority to set the compensation of executive officers. In December 2007, the Committee retained a third-party compensation consultant, Compensia, Inc. (“Compensia”), to review our executive compensation programs. The Committee requested that Compensia perform a compensation analysis for each of our executive officers covering all components of compensation. Compensia issued its report containing an executive compensation assessment and a pay-for-performance analysis in January 2008 at the request of the Committee. The consultant reviewed their findings with the Committee when they met in January 2008 and again in March 2008 to consider the conclusions and recommendations, and to authorize appropriate compensation actions for the executive officers. Compensia reported directly to the Committee and its services directly related to executive compensation.

Peer Reference Group

The Compensia report included a review and analysis of base salary, variable performance-based compensation, long-term equity incentives, total compensation, and total cash compensation for each executive officer at the time of the report. The report compared these compensation components separately and in the aggregate to the compensation for comparable positions of 18 public companies that the Company considers its “peer reference group” for the 2008 analysis. In comparing relative performance of the Company with its peer group, the Committee reflected on revenue growth, net income growth, stock price growth, revenue and market capitalization per employee, cost of management, and return on management. The Company’s peer reference group consists of companies that:

•	compete in the marketplace with the Company for executive talent;

•	compete in the marketplace with the Company for capital;

•	compete in the marketplace with the Company for customers;

•	are less than $305 million in annual revenues; and

•	are those companies that are of similar size and complexity in their organizational characteristics:

•	headcount (employees at fiscal year end)

•	market capitalization

•	market cap as a multiple of revenue

The following companies met the criteria established by the Committee and were the peer reference group for 2008 (the “peer group”):

Company	Last Four Quarters Revenue ($MM)	Headcount at FYE	Stock Price	Market Cap ($MM)	Market Cap as a Multiple of Revenue
Abaxis	$93.0	265	$37.15	$799.7	8.6x
Abiomed	$52.2	324	$14.69	$477.8	9.2x
Angiodynamics	$129.5	530	$19.71	$475.2	3.7x
Arthrocare Corp.	$301.6	881	$47.64	$1,330.0	4.4x
Aspect Medical Systems	$97.4	288	$13.91	$237.1	2.4x
Atrion Corporation	$88.9	486	$132.01	$251.1	2.8x
Biosphere Medical	$26.5	83	$4.96	$89.3	3.4x
Candela Corporation	$150.6	386	$4.85	$112.2	.7x
Cerus Corporation	$27.1	124	$6.83	$218.6	8.1x
Conceptus	$58.8	181	$16.27	$481.10	8.2x
Cutera	$105.8	221	$14.06	$178.4	1.7x
Cyberonics	$121.1	547	$13.09	$357.8	3.0x
I-Flow Corporation	$109.1	500	$16.17	$401.4	3.7x
Palomar Medical Tech.	$135.1	225	$15.01	$274.6	2.0x
Staar Surgical Company	$58.7	284	$2.50	$73.5	1.3x
Thermage	$61.3	154	$4.70	$110.2	1.8x
Vascular Solutions	$50.0	210	$6.06	$93.9	1.9x
Volcano Corporation	$120.1	505	$13.78	$645.0	5.4x

50th Percentile	$95.2	286	$13.99	$262.9	3.2x

VNUS Medical	$70.9	312	$14.85	$231.9	3.3x

Comparative Framework

Total compensation for each executive officer is determined based on internal and external equity of compensation for each position, as well as individual experience and education; the individual executive’s performance and contributions to the Company over the review period and over time; and the annual performance of the Company. For 2008, the Committee’s compensation philosophy was to target the executives’ base salaries and total cash compensation near or above the 50th percentile of this comparative framework or peer group when the company met 100% of its objectives.

The Committee recognized, however, that compensating at the 50th percentile of the peer group may occur in steps, over one or more review periods. The Committee also believes that to motivate and retain the best talent among our executive officers, it may be necessary to set total compensation with executive officers that deviates from the general philosophy of targeting the 50th percentile of the peer group.

The Committee determined that, overall, the total target cash compensation and total direct compensation for the Company’s executive officers fell below the targeted level. In general, Compensia found that 2007 base salaries for the executive officers fell below the 25th percentile of the peer group. Actual total cash compensation, consisting of base salary and actual performance-based cash bonus compensation paid for 2007, approximated the 25 th percentile of the peer group for all executive officers, in large part due to lower than median base salaries. Compensia also reported that long-term incentives and total direct compensation for most executives fell approximately in the 50th percentile range. The Committee considered the equity profile of each executive in terms of vested and unvested value, as part of its analysis in determining long-term equity awards.

The Committee re-evaluates total compensation, its components, and the balance between equity and cash compensation for executive officers on a yearly basis. We analyzed peer group pay rates at least annually using the most directly relevant published survey sources available, including surveys from Top Five Executive Pay in the Medical Device Industry, the Radford Executive Compensation Survey for life science companies between 150 and 499 employees, and a Compensia proprietary executive compensation survey for medical device companies with less than $500 million in annual revenues.

The Committee uses a practice of granting a mix of stock options and time-based restricted stock units for newly hired executive officers, and of granting time-based restricted stock units and contingent performance-based restricted stock unit awards during its annual executive compensation review. The Committee allocates total compensation between cash and equity compensation after taking into consideration paying for performance and benchmarking to the peer group. The Committee also considers the financial performance of the peer group companies, and evaluates the Company’s comparative performance within its peer group when determining executive compensation. The Committee reevaluates total compensation, its components and the balance between equity and cash compensation for executive officers on a yearly basis.

Executive Performance Evaluations

The Chief Executive Officer provides the Committee with a written evaluation of each executive’s performance and contributions to the Company during the time period being assessed. Each executive officer participates in an annual performance evaluation process with the Chief Executive Officer to provide their personal assessment about their own performance during the time period being reviewed. Each executive’s performance is in part evaluated based on feedback from peers, direct reports, their self-assessment, and the judgment of their performance by the Chief Executive Officer. The Committee considers each executive’s contributions and performance evaluation when making their compensation decisions.

With respect to the performance of the Chief Executive Officer, the Committee solicits written feedback on performance from all members of the Board of Directors, from each executive officer of the Company, from other direct reports to the Chief Executive Officer, and from the Chief Executive Officer who provides a self-

assessment. The Chief Executive Officer participates in an annual performance evaluation with the Chair of the Committee, who is also the Chairman of the Board. The Committee considers all of the above when making their compensation decisions for the Chief Executive Officer.

Compensation Decisions for 2008

Base Salary

The Committee reviews officer salaries annually. For this purpose, the Committee considers the peer group data developed by Compensia (as described above) that showed that in 2007 base salaries for the executive officers were below the 25th percentile. Other factors included in the base salary decisions are:

•	company strategic and operational performance relative to our peer reference companies;

•	individual officer contributions and performance evaluation;

•	officer’s job scope and responsibilities;

•	experience and background;

•	criticality to the organization;

•	unique skills;

•	demand in the labor market;

•	retention concerns;

•	development and succession plans;

•	recommendations from the Chief Executive Officer (with the exception of his own compensation); and

•	internal and external equity.

When base salaries are decided, all components of compensation for the Named Executive Officers are taken into consideration.

On January 31, 2008, the Committee authorized and approved salary increases for the officers effective as of January 1, 2008. Salary increases for the executive officers, other than the Chief Executive Officer, varied by officer and ranged from 5% to 7%, and resulted in the executives’ base salaries generally positioned at or between the 25th and 50th market percentile of base salaries paid by the peer group companies for comparable positions. In the case of Mr. Sancheti, an additional adjustment to salary of approximately 3% was made in recognition of his performance and contributions to the Company, and to position his base salary more competitively relative to the peer group.

The Committee followed the same philosophy, process, and parameters described above in determining compensation for Brian E. Farley, the Company’s Chief Executive Officer. In addition, the Committee considered all components of the CEO’s compensation package, the Company’s performance versus the approved Operating Plan, the relative levels of pay among the officers, and the results of the CEO’s performance evaluation process.

Compensia advised that Mr. Farley’s base salary for 2007 was below the 25th percentile of our peer group. As a result, in January 2008, the Committee established Mr. Farley’s 2008 base salary at $421,200, with approximately a 7% merit increase over his 2007 base salary. Since Mr. Farley is critical to the organization, and in recognition of his individual and Company performance, the Committee made an additional adjustment to his base salary of approximately 3% to provide a base salary at a more competitive level. The resulting base salary continued to place him below, but near the 50th percentile for then current salaries for Chief Executive Officers of the peer group.

The 2008 base salaries approved by the Committee on January 31, 2008 were as follows for all NEOs:

Named Executive Officer	Title	2008 Base Salary
Brian E. Farley	President and Chief Executive Officer	$421,200
Peter Osborne (1)	Chief/Principal Financial Officer, VP, and Treasurer	$280,000
Kirti Kamdar	Senior Vice President, Research & Development	$255,000
Mohan Sancheti	Senior Vice President, Manufacturing	$225,234
Mark Saxton	Vice President of U.S. Sales	$187,250

(1)	Peter Osborne joined the company in January 2008 and the base salary reported is per his employment offer.

Performance-Based Cash Bonus Compensation

In January 2008, the Committee established the 2008 performance-based cash bonus compensation program (bonus program).

The annual performance-based cash bonus compensation program is an important component of the Company’s total compensation and benefit packages. The design of the Company’s annual executive cash bonus compensation program rewards achievement at specified levels of the Company’s financial performance as well as individual performance.

The Committee and management emphasize pay-for-performance in all components of compensation, making adjustments to target annual cash bonuses based on comparison to peer companies and total overall cash compensation objectives. In light of the results contained in the consultant’s report regarding the executive officers’ total cash compensation to the peer group, the Committee determined that it was appropriate to increase the variable cash compensation target for NEOs, other than the Chief Executive Officer and the Vice President of U.S. Sales, from 35% to 40% with overachievement capped at 45%. At 100% achievement of objectives, this would position total cash compensation near the 49th percentile of peer group companies.

After reviewing the data and analysis contained in the Compensia report, the Committee established the Chief Executive Officer’s 2008 performance-based cash bonus program. The Compensia report concluded that the Chief Executive Officer’s total cash compensation was below the 50th percentile of the Chief Executive Officers within the comparative framework. Based upon the Committee’s review, the target bonus opportunity for Mr. Farley was increased from 60% to 65%, with a maximum bonus for overachievement of 70%. At 100% of bonus achievement, the total cash compensation for the Chief Executive Officer is positioned at the 48th percentile to our peer group companies.

The Company and individual performance goals are believed to be achievable, yet are at a level of difficulty that does not assure the goals will be achieved and that does not encourage excessive risk taking. In general, it has been expected that target performance will be attained approximately 50% of the time.

Executive Officer Program

For all executive officers except the Chief Executive Officer and the Vice President of U.S. Sales the 2008 performance-based cash bonuses were based primarily on the Company’s objective, measurable financial performance as a whole against minimum, target and maximum annual revenue thresholds with proration of bonus between thresholds.

•	Meeting the minimum revenue threshold* ($71,200,000) results in a bonus of 1.3% of earned salary ;

•	Meeting the target revenue threshold* ($83,800,000) results in a bonus of 20% of earned base salary; and

•	Meeting the maximum revenue threshold* ($100,600,000-plus) results in a bonus of 23% of earned base salary.

In addition, other pre-established performance goals and bonus opportunities were established as follows;

•	Achieving the 3.26% adjusted operating profitability target** for the year results in a bonus of 12% of earned base salary;

•	Achieving two times the adjusted operating profitability target** (6.52%) results in an additional bonus of 2% of earned base salary;

•	Achieving defined departmental and individual goals results in a bonus of 6% of earned base salary; and

•	Achievement of two key corporate activity goals results in a bonus of 2% of earned base salary (1% each for new product development and customer satisfaction goals).

*	Excluding one-time payment of $8.7 million for pre-2008 royalties received as a part of a patent litigation settlement.

**	Operating profitability measured as (operating profit plus litigation expense) divided by (net revenues minus 8.7 million in non-recurring royalties).

Examples of individual objectives include on-time product launches for the VP of Marketing, research and development product goals for the Senior VP of R&D, product availability goals for the Senior VP of Manufacturing, and developing and delivering key management reports and reporting systems for the CFO.

All bonuses paid under this program will be paid annually, with the revenue-related bonuses determined quarterly and paid annually.

At target levels of performance, these performance measures were weighted as follows:

•	50% for annual revenues;

•	30% for operating profitability goals;

•	15% for defined departmental goals; and

•	5% for key corporate activity goals.

Each of the measures is separately evaluated and compensated. Failure to meet one performance measure results in no bonus payable for that individual measure, but does not result in no bonus payable for the measures that the Company did achieve.

Vice President of US Sales Program

The 2008 bonus program for the Vice President of U.S. Sales is similar to the other executive officers, except for different amounts payable and different target amounts. The 2008 bonus will be determined and paid quarterly, except for the accomplishment of the annual revenue and profitability targets, which will be paid at year-end. The components of the 2008 program were established as follows:

•

Meeting the target U.S. revenue threshold results in a $28,000 bonus payment each quarter, with a minimum threshold of 85%, which will be increased by $700 for each 1% of revenue above target U.S. revenues and decreased by $700 for each 1% of U.S. revenue below target;

•	Meeting the annual U.S. target revenue will result in a bonus payment of $10,000;

•	Achievement of the Company’s quarterly operating profitability target results in a $7,000 bonus payment for each quarter in which a profit is projected; and

•	Achievement of two times the annual operating profitability target will result in a bonus of 2% of earned base salary.

Chief Executive Officer Program

Under the 2008 program for the Chief Executive Officer, the 2008 performance bonus will be based primarily on the Company’s objective, measurable, financial performance as a whole against minimum, target, and maximum annual revenue thresholds with proration of bonus between thresholds, reflecting the Committee’s philosophy of pay-for-performance.

•	Meeting the minimum revenue threshold* ($71,200,000) results in a bonus of 2.1% of earned base salary;

•	Meeting the target revenue threshold* ($83,800,000) results in a bonus of 35% of earned base salary; and

•	Meeting the maximum revenue threshold* ($100,600,000-plus) results in a bonus of 38% of earned base salary.

In addition, other pre-established performance goals and bonus opportunities were established as follows:

•	Achieving the 3.26% adjusted operating profitability target** for the year results in a bonus of 20% of earned base salary;

•	Achieving two times the adjusted operating profitability target** (6.52%) results in an additional bonus of 2% of earned base salary;

•	Achieving defined departmental and individual goals results in a bonus of 6% of earned base salary; and

•	Achievement of two key corporate activity goals results in a bonus of 4% of earned base salary (2% each for new product development and customer satisfaction goals).

*	Excluding one-time payment of $8.7 million for pre-2008 royalties received as a part of a patent litigation settlement.

**	Operating profitability measured as (operating profit plus litigation expense) divided by (net revenues minus 8.7 million in non-recurring royalties).

Mr. Farley’s departmental and individual goals were defined as the average of all of his direct report’s achievement of their individual goals.

At target levels of performance, these performance measures were weighted as follows:

•	54% for annual revenues;

•	31% for operating profitability goals;

•	6% for defined departmental/individual goals; and

•	9% for key corporate activity goals.

Each of the measures will be separately evaluated and compensated. Failure to meet one performance measure results in no bonus payable for that individual measure, but does not preclude a bonus payment for the measures that the Company did achieve.

The Chief Executive Officer performance-based bonus paid under this program was paid annually, with the revenue-related bonuses determined quarterly and paid annually.

Determination and Payment of 2008 Performance-Based Cash Bonuses

In January 2009, the Committee reviewed fiscal 2008 company performance and individual goal achievement, and awarded bonuses in accordance with the pre-determined performance-based cash bonus program parameters described above.

For all eligible executive officers (employed by the Company on December 31, 2008), the fiscal year 2008 performance-based cash bonus as a percent of base salary earned in 2008 was:

•	21.55% Achievement/overachievement for revenue goals ($92,500,000 revenue achieved*);

•	14.00% Achievement/overachievement for profitability goals (7.5% adjusted operating profitability** achieved);

•	2.00% Achievement for key activity goals; and

•	5.11% Achievement (average) for defined departmental/individual goals of executive officers.

*	Excluding one-time payment of $8.7 million for pre-2008 royalties received as a part of a patent litigation settlement.

**	Operating profitability measured as (operating profit plus litigation expense) divided by (net revenues minus 8.7 million in non-recurring royalties).

The Vice President of US Sales for fiscal year 2008 performance-based cash bonus payable was based on the revenue and profitability achievements reported directly above:

•	$112,299 - $28,075 average quarterly bonus for achievement/overachievement of US quarterly revenue goals versus a target of $28,000;

•	$10,000 - For exceeding the annual U.S. target revenue;

•	$28,000 - $7,000 per quarter for achieving the Company’s quarterly operating profit for Q2, Q3, Q4, and annual target; and

•	2.0% Achievement of two times the annual operating profitability target.

The Chief Executive Officer fiscal year 2008 performance-based cash bonus payable was:

•	36.55% Achievement/overachievement for revenue goals ($92,500,000 revenue achieved*);

•	22.00% Achievement/overachievement for profitability goals (7.5% adjusted operating profitability** achieved);

•	4.00% Achievement for key activity goals; and

•	5.30% Achievement for defined departmental/individual goals (the average achieved by his direct reports).

*	Excluding one-time payment of $8.7 million for pre-2008 royalties received as a part of a patent litigation settlement.

**	Operating profitability measured as (operating profit plus litigation expense) divided by (net revenues minus 8.7 million in non-recurring royalties).

Actual performance-based cash bonus payments were paid as listed in the following table:

Named Executive Officer	Title	2008 Cash Bonus
Brian E. Farley	President and Chief Executive Officer	$285,012
Peter Osborne	Chief Financial Officer, VP, and Treasurer	$114,123
Kirti Kamdar	Senior Vice President, Research & Development	$109,024
Mohan Sancheti	Senior Vice President, Manufacturing	$93,529
Mark Saxton	Vice President of U.S. Sales	$154,091

Long-Term Incentive Compensation

The primary purpose of our long-term incentive compensation program (equity grants) is to encourage and facilitate personal stock ownership by the officers to strengthen their personal commitment to the Company and provide a longer-term perspective as they fulfill their managerial responsibilities. This component of an officer’s compensation directly links the officers’ interests with those of our other stockholders. The long-term incentives encourage management to focus not only on our annual operating revenues and profits, but also on maintaining appropriate levels of risk when working on the Company’s long-term strategic planning.

The Committee and management regularly review the Company’s long-term equity strategy to assess its appropriateness. As a result of changes to the accounting treatment of equity compensation, the Committee began to reduce our use of stock options in favor of restricted stock units, both time-based and contingent performance-based.

In 2008, the Committee decided to limit the use of stock options with employees to employment offers to executive officers or vice presidents, and to fully implement the strategy of increasing the use of time-based restricted stock units and contingent performance restricted stock units during their annual review of executive compensation. This was done to address retention concerns and to appropriately reward important contributions made by the NEOs to enhance company performance and shareholder value.

In determining the 2008 equity grants for executives, the Committee considered the following factors:

•	each individual officer’s job scope, responsibilities, experience, and background;

•	retention objectives and retention power of unvested equity;

•	total potential ownership levels;

•	criticality to the organization;

•	unique skills;

•	individual performance and contributions to the company;

•	demand in the labor market;

•	long-term succession plans/development plans;

•	overall Company strategic and operational performance;

•	relative levels of equity incentives among the officers;

•	recommendations from the Chief Executive Officer (for all NEO’s apart from himself);

•	Chief Executive Officer’s performance evaluation and Board feedback; and

•	market competitive data (i.e., peer group) analysis developed by Compensia.

At the March 3, 2008 meeting, the Committee granted the following long-term incentive compensation instruments to NEOs and other officers:

Time-Based Restricted Stock Units

•	Restricted stock units that vest at a rate of 25% per year, subject to continued employment.

In deciding time-based restricted stock unit grants, the Committee believes that meaningful equity opportunities should be provided to those executives most responsible for driving results. Actual awards reflect consideration by the Committee of the factors listed above.

Contingent Performance-Based Restricted Stock Units

Contingent performance-based restricted stock units that vest as follows:

•

Contingent performance-based restricted stock units will vest if the Committee determines that the Company has met certain predetermined Company financial targets from the approved 2008 Annual Operating Plan relating to worldwide revenue and operating profitability during 2008;

•

If the Company achieves the predetermined targets, then the restricted stock unit awards will vest 25% on January 1, 2009, with an additional 25% vesting in equal amounts each January 1 for the next three years such that all awards will be 100% vested on January 1, 2012;

•	All contingent performance-based grants will be measured against the above two goals; and

•	Vesting of all equity incentive grants is subject to continued employment.

In setting contingent performance-based equity goals, the Committee considers the probability of attainment of the various performance measures. The performance goals are set to be achievable, yet are at a level of difficulty which does not assure that the goals will be met, if market conditions are as anticipated. In general, it is expected that target performance will be attained approximately 50% of the time.

The blend of time-based and contingent-performance based RSUs approximates the 67th percentile of our peer companies. The equity grants approved by the Committee are set out in the table below:

Executive Officer	Number of Shares of Common Stock Underlying Incentive Stock Option	Number of Restricted Stock Units	Number of Performance Based Restricted Stock Units
Brian E. Farley	—	15,000	35,000
Peter Osborne (1)	60,000	22,000	10,000
Kirti Kamdar	—	—	6,000
Mohan Sancheti	—	7,000	6,000
Mark Saxton	—	5,000	6,000

(1)	The grants include those authorized by the Committee for Mr. Osborne’s employment offer. Mr. Osborne’s stock option grants were priced at the fair market value close on March 3, 2008, $18.80.

On June 13, 2008, the Committee discussed the patent litigation against AngioDynamics, Diomed, and Vascular Solutions, and the excellent results achieved for the Company as a consequence of the royalty settlement that was reached. The Committee determined that special grants of RSUs were appropriate for both Mr. Osborne and Mr. Farley in recognition of their excellent leadership in the process. The Committee granted Mr. Osborne 6,000 time-based RSUs and granted Mr. Farley 15,000 time-based RSUs on August 1, 2008 (the first day after the trading window reopened).

At its meeting on January 29, 2009, the Committee determined that the Named Executive Officers had met the performance criteria (revenue and operating profitability targets from the 2008 Annual Operating Plan) for vesting of contingent performance-based restricted stock unit awards made by the Committee on March 3, 2008. Accordingly, the performance-based restricted stock units vested 25% as of January 1, 2009, with an additional 25% vesting each January 1 for the next three years subject to continued employment.

The Company has not adopted stock ownership requirements for its executive officers.

Other Elements of Compensation and Perquisites

There are no other elements of compensation or perquisites that are offered to the executive officers that are not a broad-based benefit offered to all U.S. employees.

Severance Benefits

The Company adopted the VNUS Severance Plan for Management and Key Employees, to provide benefits if such employees are terminated without cause or if they terminate employment for good reason within a specified period of time following a change of control of the Company. We provide these benefits to remain competitive, to retain executives, to focus executives on shareholder interests when considering strategic alternatives, and to provide income protection in the event of an involuntary loss of employment.

In March 2009, the Board of Directors approved an amendment and restatement of the severance plan to increase the payments due to the Chief Executive Officer of the Company upon a qualifying termination (i) within the first year following a change of control, from 100% to 200% of base salary and bonus and (ii) between one and two years following a change of control, from 67% to 100% of base salary and bonus. The Board of Directors believes this amendment was required to remain competitive with our peer group when taking the above factors into consideration. For a more detailed discussion of the severance plan, please refer to the discussion under “Employment Contracts, Termination of Employment and Change in Control Agreements” below.

Policies with Respect to Equity Compensation Awards

The Company evaluates the allocation of equity incentive awards among stock option grants, restricted stock unit grants and other long-term incentive awards available under the Company’s Amended and Restated 2000 Equity Incentive Plan by reference to the peer group discussed above. The Company grants or vests all equity incentive awards, including stock options and restricted stock units, based on the fair market value on the date of grant, or vests restricted stock awards based on the fair market value as of the vesting date. The Company does not have a policy or practice of granting stock options at other than the fair market value. The exercise price for stock option grants is determined by the fair market value of the closing price per share, as reported by Nasdaq, on the date of the grant of such award.

In 2006, the Committee adopted the practice that equity incentive grants to the NEOs and other executive officers will be made at meetings held during an open trading window. In the case of incentive grants to executive officers made in conjunction with the officers’ annual performance review, such grants are made following the end of the fiscal year and following the earnings release for the applicable year end. The Company also may make grants of equity at other times during the fiscal year, as it determines is in the best interests of the Company, and in connection with the hiring of new executive officers. Notwithstanding the foregoing, the Company does not make grants of equity-based compensation to executive officers when employee-shareholders are otherwise prohibited from trading in the Company’s securities in accordance with the Company’s Code of Conduct and Insider Trading Policies, otherwise known as the “blackout period.” Equity incentive awards, including stock options and restricted stock units, to non-officer employees generally are made in connection with hire, performance review and promotion. Such awards to non-officer employees are made by a Committee of the Board of Directors, pursuant to a delegation of authority from the Committee, with Mr. Farley serving as the sole member of the Committee. In 2006, the Committee adopted a practice for the awarding of equity incentives by the Committee, with the Committee making such grants on the first trading day of each month for employees with a triggering event (e.g., hire, promotion, or special recognition award) during the previous month.

Policy on Deductibility of Named Executive Officer Compensation

A goal of the Committee is to comply with the requirements of Internal Revenue Code Section 162(m) of the Internal Revenue Code of 1986, as amended. Section 162(m) limits the tax deductibility by us of annual compensation in excess of $1,000,000 paid to our Chief Executive Officer and any of our three other most highly compensated executive officers, other than our Chief Financial Officer. However, performance-based compensation that has been approved by our stockholders is excluded from the $1,000,000 limit if, among other requirements, the compensation is payable only upon the attainment of pre-established, objective performance goals and the committee of our board of directors that establishes such goals consists only of “outside directors.” All members of the Committee qualify as outside directors.

The Committee considers the anticipated tax treatment to us and our executive officers when reviewing executive compensation and our compensation programs. The deductibility of some types of compensation payments can depend upon the timing of an executive’s vesting or exercise of previously granted rights or termination of employment. Interpretations of and changes in applicable tax laws and regulations, as well as other factors beyond the Committee’s control, also can affect the deductibility of compensation.

While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Committee’s overall compensation philosophy and objectives. The Committee will consider ways to maximize the deductibility of executive compensation, while retaining the discretion it deems necessary to compensate officers in a manner commensurate with performance and the competitive environment for executive talent. From time to time, the Committee may award compensation to our executive officers which is not fully deductible if it determines that such award is consistent with its philosophy and is in our and our stockholders’ best interests.

For 2008, all stock options, as well as restricted stock units having performance-based vesting were intended to comply with Section 162(m) “performance-based” rules.

* * * * *

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Year 2008

The following table sets forth certain information regarding compensation earned for services rendered in all capacities for the fiscal year ended December 31, 2008 by the Named Executive Officers who were serving as executive officers at the end of fiscal year 2008.

Name and Principal Position	Year	Salary $ (7)	RSU Awards $ (1)	Option Awards $ (1)	Non-Equity Incentive Plan Compensation $	All Other Compensation $ (2)		Total $
Brian E. Farley	2008	$423,302	506,971	78,875	285,012	18,966		$1,313,126
President and CEO	2007	$369,540	182,848	151,780	212,196	8,031		$924,395
	2006	$340,260	21,682	333,145	46,309	1,291		$742,687

Peter Osborne	2008	$262,051	143,311	145,860	114,123	2,084		$667,429
CFO, VP of Finance and Administration and Treasurer	2007	$—	—	—	—	138,125	(3)	$138,125
	2006	$—	—	—	—	—		$—

Kirti Kamdar (4)	2008	$255,324	94,975	137,817	109,024	46,481		$643,621
Senior VP of Research and Development	2007	$15,244	5,397	10,543	5,494	5,874		$42,552
	2006	$—	—	—	—	—		$—

Mohan Sancheti (5)	2008	$224,397	113,019	64,342	93,529	17,886		$513,173
Senior VP of Manufacturing	2007	$180,200	57,161	63,889	61,455	3,432		$366,137
	2006	$112,625	18,451	41,537	10,418	212		$183,243

Mark Saxton (6)	2008	$331,175	119,784	24,353	20,740	28,198		$524,250
VP of U.S. Sales	2007	$314,513	61,367	17,094	25,720	14,555		$433,249
	2006	$—	—	—	—	—		$—

(1)	The amounts in this column are calculated using the same valuation methodology the Company uses for financial reporting purposes in accordance with SFAS No. 123(’R). The impact of estimated forfeitures related to service-based vesting is not included in this calculation, in accordance with SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the named executive officer during the fiscal year. For a description of the assumptions used in calculating the fair value of equity awards under SFAS No. 123 (’R), see note 8 of the Company's financial statements in the Company’s Form 10-K for the year ended December 31, 2008.

(2)	Under SEC Rules, companies are required to identify by type all perquisites and other personal benefits for a ‘named executive officer’ if the total value for that individual equals or exceeds $10,000, and to report and quantify each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount for that individual.

		401(k) match	Insurance premiums, net	Car allowance	Relocation payments	Other	Total
Brian Farley	2008	$2,500	14,885	—	—	1,581	$18,966
Kirti Kamdar	2008	$—	11,039	—	34,581	861	$46,481
Mohan Sancheti	2008	$2,500	14,649	—	—	737	$17,886
Mark Saxton	2008	$2,500	15,856	9,360	—	482	$28,198
Mark Saxton	2007	$5,288	—	8,775	—	492	$14,555

(3)	“All Other Compensation” amount relates to earnings Mr. Osborne received while working as a consultant for the Company during 2007.

(4)	Mr. Kamdar joined the Company as Senior Vice President, Research and Development effective December 2007. The salary and bonus numbers are pro-rated for one month of service.

(5)	Mr. Sancheti joined the Company as Vice President, Manufacturing effective April 2006.

(6)	Mr. Saxton was not an executive officer of the Company during 2006.

(7)	Salary amounts in addition to regular pay may include amounts for commissions earned and paid time off purchased by the Company from the executive.

Grants of Plan-Based Awards in Fiscal Year 2008

The following table provides information on grants of plan-based awards, including non-equity incentive plan awards, stock options and other equity grants, made in fiscal year 2008 to the Named Executive Officers. The exercise price per share for the options identified in the table was the fair market value of the underlying Common Stock on the date such option was granted. No stock appreciation rights were granted during fiscal year 2008 to the Named Executive Officers.

Name	Grant Date	Approval Date	Estimated Possible Payouts under Non equity Incentive Plan Awards $ (2)				Estimated Possible Payouts under Equity Incentive Plan Awards # (1)	All Other Stock Awards: Number of Shares of Stock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price per share of Option Awards on Grant Date $ (3)	Grant Date Fair Value of Stock and Option Awards $ (4)
			Threshold	Target	Maximum
Brian E. Farley			$9,856	$273,780	$294,840
	3/3/2008	1/29/2009					35,000				$658,000
	3/3/2008	3/3/2008						15,000			$282,000
	8/1/2008	6/13/2008						15,000			$302,850
Peter Osborne			$3,752	$112,000	$126,000
	3/3/2008	1/29/2009					10,000				$188,000
	3/3/2008	3/3/2008						2,000			$37,600
	3/3/2008	3/3/2008						20,000			$376,000
	8/1/2008	6/13/2008						6,000			$121,140
	3/3/2008	3/3/2008							60,000	$18.80	$703,308
Kurti Kamdar			$3,417	$102,000	$114,750
	3/3/2008	1/29/2009					6,000				$112,800
Mohan Sancheti			$3,018	$90,094	$101,355
	3/3/2008	1/29/2009					6,000				$112,800
	3/3/2008	3/3/2008						7,000			$131,600
Mark Saxton			$72,800	$150,000		(5)
	3/3/2008	1/29/2009					6,000				$112,800
	3/3/2008	3/3/2008						5,000			$94,000

(1)	The Compensation Committee during their meeting on March 3, 2008 approved the vesting of the equity awards for the named executive officers. The vesting of each award was contingent on the Company meeting its 2008 worldwide revenue and profitability goals. These awards were either achieved or not achieved. There was no threshold, target, or maximum amounts associated with these equity incentive plan awards. See compensation discussion and analysis above for further discussion regarding these equity incentive awards.

(2)	Actual 2008 Executive Bonus Plan payouts are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. The maximum dollar value above is the greatest payout which can be made if the pre-established maximum performance level is met or exceeded.

(3)	The exercise or base price for all stock and option awards is equal to the closing market price per share of the Company’s Common Stock on the date of grant.

(4)	Values expressed were determined in accordance with SFAS No. 123(R) utilizing the assumptions discussed in Note 8, “Share Based Compensation,” in the notes to consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

(5)	The overachievement bonus does not have a cap.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table shows the outstanding equity awards to the Company’s Named Executive Officers at fiscal year end.

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable #	Number of Securities Underlying Unexercised Options Unexercisable #		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #		Market Value of Shares or Units of Stock That Have Not Vested (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested # (2)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested # (1)
Brian E. Farley	2/13/2007	5,347	6,320	(3)	$9.29	2/12/2017
	1/25/2006	12,031	4,469	(3)	$8.47	1/24/2016
	3/22/2005	93,750	6,250	(3)	$10.86	3/21/2015
	1/23/2004	66,666			$3.00	1/22/2014
	1/13/2003	66,666			$1.50	1/12/2013
	1/25/2002	33,333			$1.50	1/24/2012
	8/21/2001	26,666			$1.50	8/20/2011
	7/26/2001	8,893			$1.50	7/25/2011
	1/24/2001	13,333			$7.14	1/23/2011
	1/25/2006						5,500	(5)	$89,210
	2/13/2007						5,775	(6)	$93,671
	5/18/2007						5,000	(6)	$81,100
	3/3/2008						15,000	(6)	$243,300
	8/1/2008						15,000	(6)	$243,300
	2/13/2007									22,500	(7)	$364,950
	3/3/2008									35,000	(7)	$567,700

Total		326,685	17,039				46,275		$750,581	57,500		$932,650

Peter Osborne	3/3/2008		60,000	(4)	$18.80	3/2/2018
	3/3/2008									10,000	(7)	$162,200
	3/3/2008						2,000	(6)	$32,440
	3/3/2008						20,000	(6)	$324,400
	8/1/2008						4,500	(8)	$72,990

Total		—	60,000				26,500		$429,830	10,000		$162,200

Kirti Kamdar	12/3/2007	15,000	45,000	(9)	$14.08	12/3/2017
	12/3/2007						15,000	(8)	$243,300
	3/3/2008									6,000	(7)	$97,320

Total		15,000	45,000				15,000		$243,300	6,000		$97,320

Mohan Sancheti	2/13/2007	1,069	1,264	(3)	$9.29	2/12/2017
	4/24/2006	21,333	16,667	(4)	$7.16	4/23/2016
	2/13/2007						375	(10)	$6,083
	2/13/2007						1,155	(6)	$18,734
	2/13/2007						7,500	(6)	$121,650
	2/13/2007									7,500	(7)	$121,650
	3/3/2008						7,000	(6)	$113,540
	3/3/2008									6,000	(7)	$97,230

Total		22,402	17,931				16,030		$260,007	13,500		$218,880

Mark Saxton	2/28/2005	62	42	(3)	$12.00	2/27/2015
	5/12/2005	9,728	—	(3)	$11.18	5/11/2015
	11/1/2006	781	719	(3)	$6.96	10/31/2016
	5/18/2007	4,167	5,833	(3)	$12.21	5/17/2017
	11/14/2005						4,000	(6)	$64,880
	11/1/2006						550	(6)	$8,921
	5/18/2007						3,000	(11)	$48,660
	5/18/2007									5,625	(7)	$91,238
	3/3/2008									6,000	(7)	$97,320
	3/3/2008						5,000	(6)	$81,100

Total		14,738	6,594				12,550		$203,561	11,625		$188,558

(1)	The market value was calculated based on the closing market price per share of the Company’s Common Stock on the last trading day of 2008, $16.22 per share.

(2)	The number of performance units disclosed is based on target performance goals that were achieved.

(3)	The options vest monthly over 48 months beginning on the grant date.

(4)	The shares vest 25% after the first year from the date of grant, and the remaining shares vest monthly over the remaining 36 month period.

(5)	The shares vested 25% on October 6, 2007; 25% on April 6, 2008; 25% on October 6, 2008; and 25% on April 6, 2009.

(6)	The shares vest 25% per year beginning one year from the date of grant.

(7)	Vesting is 25% per year and starts in January following the grant date and continues each January for a total of four years.

(8)	Shares vest 25% per year beginning on the date of grant date.

(9)	The shares vest 25% on the date of grant, and the remaining shares vest monthly over the remaining 36 month period.

(10)	The shares vested 50% on March 1, 2007; 25% on March 1, 2008; and 25% on March 1, 2009.

(11)	Shares vest 25% per year on April 2nd beginning on April 2, 2008.

Option Exercises and Stock Vested in Fiscal Year 2008

The following table sets forth certain information with respect to the Named Executive Officers concerning exercise of stock options and vesting of stock during the fiscal year ended December 31, 2008. No stock appreciation rights were held by the Named Executive Officers at any time during 2008.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting (2)	Value Realized on Vesting
Brian E. Farley	—	$—	22,175	$351,803
Peter Osborne	—	$—	1,500	$30,285
Kirti Kamdar	—	$—	5,000	$73,000
Mohan Sancheti	12,000	$136,855	7,010	$109,311
Mark Saxton	8,000	$125,030	7,150	$109,737

(1)	The value realized by the Named Executive Officer was calculated based on the difference between the closing market price per share of the Company’s Common Stock on the date of exercise and the applicable exercise price.

(2)	This represents the gross number of shares acquired. The gross number does not reflect any shares traded to satisfy payroll taxes owed.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

In May 2001, the Board of Directors adopted the VNUS Severance Plan for Management and Key Employees. This plan was amended in October 2005. This plan was further amended in October 2008, to satisfy the requirements of Section 409A of the Internal Revenue Code. In March 2009, the Board of Directors approved an amendment and restatement of the severance plan to increase the payments due to the Chief Executive Officer of the Company upon a qualifying termination (i) within the first year following a change of control, from 100% to 200% of base salary and bonus and (ii) between one and two years following a change of control, from 67% to 100% of base salary and bonus. The Board of Directors believes this amendment was required to remain competitive with our peer group when taking the above factors into consideration. In May 2009, the Board of Directors approved an amendment and restatement of the severance plan to revise the “good reason” definition, as provided below. The Termination or Change in Control Tables shown below contain figures payable for fiscal year 2008 and does not reflect the amendment to the Chief Executive Officer’s payout effective 2009 as described above.

Pursuant to the severance plan, certain employees, including the Named Executive Officers and other vice presidents and managers, are entitled to receive specified benefits if they are terminated without cause or if they terminate their employment for good reason within two years following a change of control of VNUS Medical Technologies. The terms “cause,” “good reason” and “change of control” are defined below. Benefits under the plan include:

•	full vesting and immediate exercisability of all stock options held by the employee;

•	full vesting of all restricted stock units held by the employee;

•	immediate lapsing of any repurchase rights relating to shares of the Company’s stock held by the employee;

•

continuation of all life, medical, dental, vision and disability insurance benefits for a period ranging from a minimum of three months (for managers that are terminated between one and two years following a change of control) to a maximum of one year (for the Chief Executive Officer, Chief Financial Officer and vice presidents that are terminated within one year following a change of control);

•

for termination within one year following a change of control, a lump-sum severance payment ranging from 33% of base salary and bonus for managers to 100% of base salary and bonus for the vice presidents and the Chief Executive Officer; and

•

for termination between one and two years following a change of control, a lump-sum severance payment ranging from 25% of base salary and bonus for managers to 67% of base salary and bonus for the vice presidents and the Chief Executive Officer.

A “change of control” will generally be triggered under the change of control agreements upon:

•	the acquisition by a person or entity of 50% or more of either the Company’s then outstanding shares or the combined voting power of the Company’s then outstanding securities;

•	a change in the composition of the majority of our Board of Directors without the approval of the existing Board;

•	a merger of the Company (other than a merger following which our securities represent at least 50% of the combined voting power of the securities of the surviving entity); or

•	the approval of our shareholders of a plan of complete liquidation or dissolution of the Company or if there is a sale by us of all or substantially all of our assets.

We will generally have “cause” under the severance plan to terminate an executive upon:

•	the willful and deliberate failure by the executive to perform substantially the duties and responsibilities of the executive’s position;

•	the conviction of the executive for a felony or other crime involving moral turpitude; or

•	willful misconduct by the executive which is demonstrably injurious to us or our reputation.

Under the severance plan, “good reason” means the occurrence of any of the following without the participant’s express written consent:

•	a material diminution in participant’s base compensation in effect immediately prior to the Effective Date (as defined in the severance plan);

•

a material diminution in the participant’s authority, duties, or responsibilities immediately prior to the Effective Date; provided, however, that a material diminution in the participant’s authority, duties or responsibilities shall not be deemed to have occurred simply by virtue of a change of control, the fact that the Company becomes a subsidiary of another entity or the Company’s status changing from publicly-traded to privately-held, as a result of the change of control;

•

a material diminution in the authority, duties, or responsibilities of the supervisor to whom the participant is required to report; provided, however, that a material diminution in the authority, duties or responsibilities of the supervisor to whom the participant is required to report shall not be deemed to have occurred as a result of a change of control after which the participant is required to report to a corporate officer of the acquiror or a subsidiary of the acquiror instead of the Board of Directors;

•	a material diminution in the budget over which the participant retains authority;

•	a material change in geographic location at which the participant must perform services (i.e., in excess of 25 miles from participant’s principal location of work on the Effective Date); or

•	any other action or inaction that constitutes a material breach by the Company of any agreement under which the participant provides services.

Notwithstanding the above, no “good reason” exists unless (A) the participant notifies the Company in writing within 90 days after the initial existence of any condition listed above, and the Company fails to cure the condition within 30 days after receiving notice, and (B) the participant terminates employment by no later than one year after the initial existence of any condition listed above.

The VNUS Severance Plan for Management and Key Employees, as amended, is Exhibit (e)(3) to the Schedule 14D-9 filed with the SEC on May 18, 2009.

The following table shows the potential payments and benefits from the plan in effect during fiscal year 2008 (prior to any amendments thereto in fiscal year 2009) that would be provided to the Named Executive Officers in the event of a termination of employment without cause or in the event that the employee terminates employment for good reason following a change of control:

Termination or Change in Control Payments

Termination Within One Year After Change in Control

Name	Lump Sum Severance Salary Payment (1)	Lump Sum Severance Bonus Payment (2)	Continuation of Health Benefits for One Year (3)	Accelerated Vesting of Stock Options Granted (4)	Accelerated Vesting of Restricted Stock Units Granted (5)	Total
Brian E. Farley	$421,200	273,780	17,210	111,932	1,683,231	$2,507,353
Peter Osborne (6)	$280,000	112,000	735	—	592,030	$984,765
Kirti Kamdar	$255,000	102,000	12,179	96,300	340,620	$806,099
Mohan Sancheti	$225,200	90,094	16,974	159,763	478,978	$971,009
Mark Saxton	$187,300	150,000	18,182	30,226	392,119	$777,827

(1)	Salary is based on a maximum of 100% of 2008 base salary.

(2)	Bonus payment is based on a maximum of 100% achievement of target revenue and performance criteria.

(3)	Benefits are paid for one (1) year minus employee contribution.

(4)	Calculated as the intrinsic value per option, multiplied by the number of options that become immediately vested upon a change in control. The intrinsic value per option is calculated as the excess of the closing market price on the NASDAQ Stock Market on December 31, 2008 over the exercise price of the option.

(5)	Calculated as the intrinsic value per restricted stock unit, multiplied by the number of restricted stock units that become immediately vested upon a change in control. The intrinsic value per restricted stock unit is the closing market price on the NASDAQ Stock Market on December 31, 2008, which was $16.22 per share.

(6)	At year end Mr. Osborne's options had a strike price that exceeded $16.22.

Termination or Change in Control Payments Termination Between One and Two Years After Change in Control

Name	Lump Sum Severance Salary Payment (7)	Lump Sum Severance Bonus Payment (8)	Continuation of Health Benefits for One Year (9)	Accelerated Vesting of Stock Options Granted (4)	Accelerated Vesting of Restricted Stock Units Granted (5)	Total
Brian E. Farley	$282,204	183,433	11,472	111,932	1,683,231	$2,272,272
Peter Osborne (6)	$187,600	75,040	535	—	592,030	$855,205
Kirti Kamdar	$170,850	68,340	8,120	96,300	340,620	$419,932
Mohan Sancheti	$150,884	60,367	11,320	159,763	478,978	$739,574
Mark Saxton	$125,491	100,366	12,121	30,226	392,119	$554,663

(7)	Salary is based on a maximum of 67% of 2008 base salary.

(8)	Bonus payment is based on a maximum of 67% achievement of target revenue and performance criteria.

(9)	Benefits are paid for eight (8) months.

The information contained in the following Report of the Compensation Committee and Report of the Audit Committee are not deemed filed with the SEC. Notwithstanding anything to the contrary set forth in any of the Company’s filings made under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate by reference filings made by the Company under those statutes, the Report of the Compensation Committee and Report of the Audit Committee shall not be incorporated by reference into any prior filings or into any future filings made by the Company under those statutes, except to the extent we specifically incorporate them by reference.

REPORT OF THE COMPENSATION COMMITTEE OF THE COMPANY BOARD

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Information Statement with management. Based on the Compensation Committee’s review of and the discussions with management with respect to the Compensation Discussion and Analysis, the Compensation Committee recommended to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement for filing with the SEC.

Submitted by the Compensation Committee of the Company Board:

W. James Fitzsimmons (Chair)

Michael J. Coyle

Edward W. Unkart

REPORT OF THE AUDIT COMMITTEE OF THE COMPANY BOARD

The Audit Committee oversees our independent registered public accounting firm and assists the Company Board in fulfilling its oversight responsibilities on matters relating to the integrity of our financial statements and financial reporting, our compliance with legal and regulatory requirements and the independent registered public accounting firm’s qualifications and independence by meeting regularly with the independent registered public accounting firm and our financial management personnel. Our management is responsible for:

•	the preparation, presentation and integrity of our financial statements;

•	establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(f));

•	evaluating the effectiveness of disclosure controls and procedures; and

•	evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2008 with Company management and PricewaterhouseCoopers LLP, our independent registered public accounting firm. The Audit Committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable Auditing Standards as periodically amended. This included a discussion of the independent registered public accounting firm’s judgments as to the quality, not just the acceptability, of our accounting principles and such other matters that generally accepted auditing standards require to be discussed with the Audit Committee. The Audit Committee also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors’ communications with the Audit Committee concerning independence, and the Audit Committee and the independent auditors have discussed the auditors’ independence from the Company and its management, including the matters in those written disclosures.

Based on the Audit Committee’s review and discussions noted above, the Audit Committee recommended to the Company Board, and the Company Board approved, that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC.

Submitted by the Audit Committee of the Company Board:

Edward W. Unkart (Chair)

Lori M. Robson, Ph.D.

Gregory T. Schiffman

ANNEX II

May 7, 2009

The Board of Directors

VNUS Medical Technologies, Inc.

5799 Fontanoso Way

San Jose, California 95138

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.001 per share (the “Company Common Stock”), of VNUS Medical Technologies, Inc. a Delaware corporation (the “Company”), of the Consideration (as defined below), pursuant to a proposed Agreement and Plan of Merger (the “Agreement”), to be entered into among the Company, Covidien Group S.à.r.l, a Luxembourg Société à responsabilité limitée (“Parent”) and Covidien Delaware Corp., a Delaware corporation and newly formed direct wholly-owned subsidiary of Parent (“Sub”). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that (i) Sub will commence a tender offer (as may be amended from time to time as permitted by the Agreement, the “Offer”) for all of the outstanding shares of Company Common Stock for $29.00 for each share, net to the seller in cash, without interest (the “Consideration”), and (ii) subsequent to the Offer, subject to the terms and conditions set forth in the Agreement, Sub will merge with and into the Company (the “Merger” and together with the Offer, the “Transaction”) and at the Effective Time, each share of Company Common Stock (other than shares of Company Common Stock held in the treasury of the Company or owned by Parent or Sub, or as to which appraisal rights have been perfected, all of which will be cancelled for no consideration) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are set forth more fully in the Agreement.

In connection with our review of the Transaction, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated May 6, 2009, (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Transaction; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any

VNUS Medical Technologies, Inc.

May 7, 2009

information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. The opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have, in the past, provided financing services and/or financial advisory services to the Company and Parent and/or their

VNUS Medical Technologies, Inc.

May 7, 2009

affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and Parent for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray & Co. (“Piper Jaffray”) has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should tender their shares of Company Common Stock in the Offer or how any such stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter. Except as expressly set forth in our engagement letter with the Company dated April 13, 2009, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to Piper Jaffray be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Consideration to be received by such holders in the Offer and the Merger, taken together, as set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the aggregate Consideration payable pursuant to the Agreement or any other terms contemplated by the Agreement. Furthermore, we express no opinion with respect to the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of shares of Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received in the Offer and the Merger, taken together, by the holders of shares of Company Common Stock is fair, from a financial point of view, to such holders.

Sincerely,

PIPER JAFFRAY & CO.

ANNEX III

VNUS MEDICAL TECHNOLOGIES, INC.

5799 Fontanoso Way

San Jose, California 95138

May 18, 2009

Dear Stockholder:

We are pleased to inform you that on May 7, 2009 VNUS Medical Technologies, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with certain subsidiaries of Covidien Ltd. (“Covidien”) pursuant to which an indirect wholly owned subsidiary of Covidien (“Purchaser”) is commencing a tender offer today to purchase all of the outstanding shares of the Company’s common stock for $29.00 per share in cash, without interest and less any required withholding taxes.

If successful, the tender offer will be followed by the merger of Purchaser with and into the Company with the Company continuing as the surviving corporation in the merger. In the merger, all shares of common stock, other than those owned by the Company, Parent or Purchaser and other than shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer.

The Board of Directors of the Company has unanimously determined that the tender offer and the merger are in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the Board of Directors of the Company unanimously recommends that the Company’s stockholders accept the offer, tender their shares in the offer and, if required by applicable law, vote their shares in favor of adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated May 18, 2009, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 9:00 a.m., New York City time, on June 17, 2009.

Sincerely,

Brian E. Farley

President and Chief Executive Officer

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